UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom 1. – 3. Quartal
2008	1

Deutsche Telekom at a glance.

At a glance

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007[a] millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007[a] millions of €	Change %	FY 2007[a] millions of €
Net revenue	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516
Domestic	7,158	7,609	(5.9)	21,596	23,026	(6.2)	30,694
International	8,296	8,084	2.6	23,961	23,695	1.1	31,822
EBIT (profit from operations)	2,313	1,911	21.0	6,479	5,749	12.7	5,286
Special factors affecting EBIT[b]	(360)	(438)	17.8	(385)	(666)	42.2	(2,801)
Adjusted EBIT[b]	2,673	2,349	13.8	6,864	6,415	7.0	8,087
Adjusted EBIT margin[b] (%)	17.3	15.0		15.1	13.7		12,9
Profit (loss) from financial activities	(679)	(704)	3.6	(2,332)	(2,238)	(4.2)	(2,833)
Profit (loss) before income taxes	1,634	1,207	35.4	4,147	3,511	18.1	2,453
Depreciation, amortization and impairment losses	(2,581)	(3,009)	14.2	(7,936)	(8,527)	6.9	(11,611)
EBITDA[c]	4,894	4,920	(0.5)	14,415	14,276	1.0	16,897
Special factors affecting EBITDA[b,c]	(360)	(212)	(69.8)	(375)	(440)	14.8	(2,429)
Adjusted EBITDA[b,c]	5,254	5,132	2.4	14,790	14,716	0.5	19,326
Adjusted EBITDA margin[b,c] (%)	34.0	32.7		32.5	31.5		30,9
Net profit	895	256	n.a.	2,213	1,321	67.5	571
Special factors[b]	(287)	(799)	64.1	(352)	(869)	59.5	(2,434)
Adjusted net profit[b]	1,182	1,055	12.0	2,565	2,190	17.1	3,005
Earnings per share/ADS[d] basic/diluted (€)	0.21	0.06	n.a.	0.51	0.30	70.0	0,13
Cash capex[e]	(2,137)	(1,686)	(26.7)	(5,766)	(5,293)	(8.9)	(8,015)
Net cash from operating activities	4,285	5,137	(16.6)	11,298	10,352	9.1	13,714
Free cash flow (before dividend payments)	2,196	3,566	(38.4)	5,788	5,837	(0.8)	6,581
Equity ratio[f] (%)	—	—		36.3	36.1		34,7
Net debt[g]	—	—		39,449	36,502	8.1	37,236

	Sept. 30, 2008	June 30, 2008	Change Sept. 30, 2008/ June 30, 2008%	Dec. 31, 2007	Change Sept. 30, 2008/ Dec. 31, 2007%	Sept. 30, 2007	Change Sept. 30, 2008/ Sept. 30, 2007%
Number of employees at balance sheet date
Deutsche Telekom Group	230,079	235,794	(2.4)	241,426	(4.7)	241,589	(4.8)
Non-civil servants	196,940	202,151	(2.6)	205,867	(4.3)	204,419	(3.7)
Civil servants	33,139	33,643	(1.5)	35,559	(6.8)	37,170	(10.8)
Number of fixed-network and mobile customers
Fixed network lines[h] (millions)	34.6	35.2	(1.7)	36.6	(5.5)	37.2	(7.0)
Broadband lines[i] (millions)	14.8	14.6	1.4	13.9	6.5	13.3	11.3
Mobile customers[j] (millions)	126.7	125.0	1.4	120.8	4.9	117.0	8.3

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”
b	For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, the EBIT margin, and the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
c	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.
d	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
e	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first nine months of 2007 and in the full year 2007 these include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK in connection with an asset deal.
f	Based on shareholders’ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
g	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 75 et seq.

Deutsche Telekom 1. – 3. Quartal
2008	2

h	Lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services.
i	Broadband lines in operation, including Germany and Eastern Europe. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U.
j	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications Europe (including Virgin Mobile) and Mobile Communications USA segments. Orange Nederland and SunCom customers have been included in the historic customer base.

Deutsche Telekom 1. – 3. Quartal
2008	3

Contents.

Deutsche Telekom 1. – 3. Quartal
2008	4

Developments in the Group.

•

Net revenue for the first nine months of 2008 was EUR 45.6 billion compared with EUR 46.7 billion for the prior-year period and was adversely affected by negative exchange rate effects amounting to EUR 1.5 billion.

•

Domestic net revenue was EUR 21.6 billion compared with EUR 23.0 billion in the first nine months of 2007. International net revenue increased year-on-year from EUR 23.7 billion to EUR 24.0 billion despite negative exchange rate effects.

•	Group EBITDA increased from EUR 14.3 billion to EUR 14.4 billion. Group EBITDA adjusted for special factors[1] increased from EUR 14.7 billion in the first nine months of 2007 to EUR 14.8 billion.

•	Net profit increased from EUR 1.3 billion to EUR 2.2 billion. Net profit adjusted for special factors[1] increased to EUR 2.6 billion, compared with EUR 2.2 billion in the first nine months of 2007.

•	Free cash flow[2] before dividend payments remained at the prior-year level of EUR 5.8 billion.

•

Net debt[3] increased by EUR 2.2 billion compared with the end of 2007 to EUR 39.4 billion. This is primarily attributable to the acquisition of SunCom, the acquisition of shares in Hellenic Telecommunications S.A., Athens, Greece (OTE) and dividend payments.

Development of the operating segments in the first nine months of 2008:

•	The number of mobile customers[4] rose by 4.9 percent since December 31, 2007 to 126.7 million.

•

The number of broadband lines increased by 6.5 percent from December 31, 2007 to 14.8 million. The number of fixed lines in the Broadband/Fixed Network segment was 34.6 million compared with 36.6 million as of December 31, 2007.

•	Adjusted for deconsolidations, new orders in the Business Customers operating segment increased by 10.6 percent year-on-year.

1	For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, special factors affecting net profit/loss after income taxes and adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
2	For the calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
3	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
4	Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers were also included in the historic customer base.

Deutsche Telekom 1. – 3. Quartal
2008	5

T-Share price performance.

Performance of the T-Share Jan. 2 – Sept. 30, 2008

	Sept. 30, 2008	Sept. 30, 2007	Dec. 31, 2007
Xetra closing prices (€)
Exchange price at the balance sheet date	10.77	13.78	15.02
High (in the first nine months)	15.55	13.96	15.28
Low (in the first nine months)	10.02	12.48	12.18

Weighting of the T-Share in major stock indexes
DAX 30 (%)	5.8	4.9	5.3
Dow Jones STOXX Telecommunications© (%)	10.1	8.9	9.4
Market capitalization (billions of €)	47.0	60.1	65.5
Shares issued (millions)	4,361.32	4,361.20	4,361.29

The stock markets continued to slide during the third quarter of 2008. The worsening of the financial market crisis in September 2008 put further pressure on the world’s leading indices. Between the beginning of the year and September 30, 2008, the DAX shed 27.7 percent, the leading U.S. Dow Jones Industrial Average 30 retreated by 18.2 percent, the Dow Jones Euro STOXX 50 lost 30.9 percent, and Japan’s leading index, the Nikkei 225, declined by 26.4 percent.

Europe’s telecommunications stocks were unable to escape the general downward trend of the stock markets in the first three quarters of the year. The Dow Jones STOXX Telecommunications© index lost 25.8 percent in the first nine months of 2008.

In the third quarter of 2008, the T-Share performed significantly better than the DAX, Germany’s leading index, and the Dow Jones STOXX Telecommunications© sector index. It closed the quarter at EUR 10.77 as of September 30, 2008, up from EUR 10.40 as of June 30, 2008.

Deutsche Telekom 1. – 3. Quartal
2008	6

Corporate governance.

In the most recent Declaration of Conformity released on December 6, 2007 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2007, without exception. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2007 financial year, which is available on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Publications section. This summary can also be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom 1. – 3. Quartal
2008	7

Interim Group management report.

Highlights.

Events in the third quarter of 2008.

Group

Sale of DeTeImmobilien to Strabag.

•

Deutsche Telekom sold its wholly owned subsidiary DeTeImmobilien, which provides real estate services for Deutsche Telekom, to the Austrian company Strabag SE in the third quarter of 2008 as part of its strategy of focusing on its core business. Until the sale, DeTeImmobilien had been assigned to the Group Headquarters & Shared Services operating segment. Far-reaching agreements have been reached to safeguard the jobs of the 5,900 or so DeTeImmobilien employees and to determine their pay and benefits. In addition, a comprehensive service agreement with an initial term of ten years was concluded with Deutsche Telekom, currently the largest customer, based on market and industry benchmarks. Deutsche Telekom’s real estate is not affected by the sale.

Staff restructuring at Deutsche Telekom AG.

•

Staff restructuring within the Group in Germany continued in a socially considerate manner in the third quarter of 2008. This was implemented essentially by means of voluntary redundancies, partial and early retirement, and employment opportunities for civil servants and employees offered by Vivento, especially in the public sector.

•

2,600 staff have already been hired as part of the hiring initiatives for the 2008 financial year. In addition, there were further hirings of junior staff at Vivento Interim Services (VIS), which used to be a Group company and is now a joint business model with Manpower. New staff have the prospect of being taken on with a permanent contract at Deutsche Telekom, following a transition period of around twelve months at VIS.

•	In addition, around 3,800 recent high school graduates embarked upon their vocational training at Deutsche Telekom AG on September 1, 2008.

Bonds issued in the third quarter of 2008.

•

On August 11, 2008, Deutsche Telekom issued, through its financing subsidiary Deutsche Telekom International Finance B.V., a USD-denominated bond with a total volume of USD 1.5 billion in two tranches. The five-year tranche amounting to USD 650 million has a coupon of 5.875 percent, and the ten-year tranche amounting to USD 850 million has a coupon of 6.750 percent. Furthermore, on September 3, 2008, Deutsche Telekom issued, again through its financing arm Deutsche Telekom International Finance B.V., a retail-targeted medium term note with a volume of EUR 750 million. This six-year debt security has a coupon of 5.875 percent. Despite the very difficult financial market environment, both transactions were successfully placed with a wide range of investors, in particular due to the involvement of a diversified bank syndicate.

Mobile Communications Europe

Very successful introduction of compelling smartphones.

•

T-Mobile has been marketing the Apple iPhone 3G in Germany, the Netherlands and Austria since mid-July 2008 with great success. August 22, 2008 saw the introduction of the iPhone 3G in Poland, Hungary, Slovakia and the Czech Republic, where the product also generated a great deal of demand and far exceed sales expectations. Further market launches of innovative smartphones such as the BlackBerry Bold handheld in Germany and Austria as well as the MDA Vario IV in the Netherlands mark milestones in T-Mobile’s product lineup.

Deutsche Telekom 1. – 3. Quartal
2008	8

Mobilizing the Internet with new customer-friendly rate plans and laptops.

•

The mobile Internet became even more affordable for T-Mobile customers in Hungary and the United Kingdom in the third quarter of the year. T-Mobile Hungary extended its rate-plan portfolio to include a 3 Gigabyte rate plan available both for prepay and contract customers. In mid-September 2008, T-Mobile UK rolled out rate plans with unlimited mobile Internet usage. This product is essentially aimed at customers looking to upgrade their fixed-network Internet connections with the flexibility of mobile broadband.

•

T-Mobile also successfully launched Acer and Sony laptops with an integrated data modem in the United Kingdom and Germany in the third quarter of 2008. These high-quality yet affordable products provide customers with high-speed, convenient access to the mobile Internet with outstanding network quality.

Mobile Communications USA

T-Mobile USA unveils the T-Mobile G1, the world’s first mobile phone based on the new Android operating system.

•

In September 2008, T-Mobile USA announced its partnership with Google for the international launch of the world’s first Android™ powered mobile phone. The T-Mobile G1 combines full touchscreen functionality and a QWERTY keyboard with a mobile Web experience that includes the popular Google products including Google Maps Street View™, Google Mail™ and YouTube™. The T-Mobile G1 went on sale on October 22, 2008 in selected T-Mobile shops and online in the United States for USD 179 in conjunction with a 24-month voice and data services contract.

Rebranding of SunCom.

•

On September 5, 2008, T-Mobile USA launched T-Mobile-branded products and services in the previously SunCom-branded markets, including Puerto Rico. Additionally, all major SunCom systems have been integrated into T-Mobile USA as of the end of the third quarter of 2008.

Broadband/ Fixed Network

Magyar Telekom rolls out next-generation access network to connect 1.2 million households.

•

By the end of 2013, Magyar Telekom aims to provide fiber-to-the-home (FTTH) network access to around 780,000 households and to upgrade another 380,000 households which are currently connected to a hybrid fiber-optic/coaxial network (HFC) with EuroDocsis 3.0 technology. The new network supports higher bandwidth of up to 100 Mbit/s and improves cost efficiency, enabling Magyar Telekom to place more emphasis on high-quality double/triple-play products such as HDTV, videostreaming and high-speed Internet at competitive prices.

Business Customers

T-Systems installs dealer management system for major BMW dealers and automotive dealership groups.

•

As the exclusive contractor, T-Systems has installed the new incadea.engine® dealer management system at BMW dealerships in Germany. The system supports dealerships’ business processes in the areas of sales, service, parts sales, inventory management, financial accounting and time management. The ICT service provider is also continually fine-tuning the software with the user working group involving dealers and BMW AG.

T-Systems has strengthened its position internationally.

As in previous quarters, T-Systems has continued to strengthen its position outside Germany, as is underscored by the following major international outsourcing agreements.

•

The Finnish paper and packaging products manufacturer, Stora Enso, will in future obtain IT resources for its central SAP systems over a T-Systems network. This will allow the company to flexibly adjust its computing power and data storage to the development of business at 72 locations in 23 countries. Stora Enso thus saves on high fixed costs and does not need to reserve maximum capacity for short-term peak loads. The contract has a term of five years.

Deutsche Telekom 1. – 3. Quartal
2008	9

•

Alcatel-Lucent relies on T-Systems’ experience for local support for PC workstations in Europe and the Middle East. Under the terms of the agreement between the multinational telecommunications infrastructure equipment manufacturer and Deutsche Telekom’s business customer arm, T-Systems will provide and maintain 40,000 desktop computers and notebooks in 23 countries.

•

The Inselspital hospital in Berne, Switzerland, awarded T-Systems the contract to run its information and communications technologies for another seven years. This makes T-Systems the general contractor for the existing ICT landscape through 2014 and for upcoming modernization projects.

Deutsche Telekom 1. – 3. Quartal
2008	10

Overall economic situation/ industry situation.

Global economic development

The global economy has been witnessing a substantial slowdown since early 2008. The downturn gained momentum globally in the third quarter of 2008. This was caused by the inflationary push fuelled by commodity prices and the extensive corrections in the housing and financial markets. The current deterioration of the financial market crisis has also worsened the economic outlook. In their “Joint Economic Forecast Fall 2008” the leading German economic research institutes cut their expected 2008 growth figure for gross domestic product in Germany to 1.8 percent. The International Monetary Fund (IMF) has cut its forecast for global economic growth this year to 3.9 percent.

Overall economic risks

Inflationary pressures have eased off over the past few months thanks to a sharp decline in commodity prices. The main risk facing the global economy is the extent and duration of the financial market crisis and the scale of the impact on the real economy, along with the willingness of consumers to buy and businesses to invest.

Outlook

The economy may move into a phase of recession in the majority of industrialized nations. Most economic indicators point to a downturn in the United States. The leading eurozone indicators have also fallen sharply over the past few months; consumer and investment sentiment is at its lowest level for many years. The “Joint Economic Forecast Fall 2008” pegs growth at just 0.2 percent for German gross domestic product in 2009. The IMF forecasts a further slowdown in growth in the global economy to 3.0 percent for 2009. Both studies assume the global economy could gradually recover from mid-2009, with the banking sector stabilizing as a result of the joint rescue packages adopted by the industrialized nations.

Telecommunications market

The price index for telecommunications services in Germany issued by the Federal Statistical Office also points to a further reduction in consumer prices in the third quarter of 2008. The consumer price index for fixed network and Internet decreased to 94.5 in September 2008, compared with 98.6 in September 2007. The consumer price index for mobile communications decreased from 89.0 in September 2007 to 86.9 (base 100 in 2005).

According to a study carried out by the Association of Telecommunications and Value-Added Service Providers (VATM) on the telecommunications market in 2008, revenue from telecommunications services in Germany will total some EUR 60.6 billion in 2008, a year-on-year decrease of 4.1 percent, which is essentially due to prices being reduced by competition both in the fixed and mobile networks. The VATM currently believes the financial market crisis will not impact the telecommunications sector. Based on a recent survey (October 2008), Bitkom also expects the financial market crisis to have hardly any impact on the German IT and telecommunications market.

Regulatory situation

Reform of the EU regulatory framework (EU Review).

At a first reading on September 24, 2008, the European Parliament discussed a whole range of reform proposals relating to the telecommunications regulatory framework. The idea is to promote investment in new superfast fiber-optic access networkswhile ensuring competition based on unrestricted third-party access to new infrastructures. The European Parliament has made proposals on promoting investment in fiber-optic lines. However, these proposals do not include any clear statements on the distribution of the digital dividend. This issue is largely regarded as falling within the competency of national governments. The Commission’s proposals are currently being reviewed by the Council.

Geographic differentiation.

Following the model adopted by other European regulatory authorities, the Federal Network Agency is looking at easing existing nationwide regulation of IP bitstream. In regions with intense competition from

Deutsche Telekom 1. – 3. Quartal
2008	11

local-loop operators and cable-TV providers, regulation of IP bitstream could then be pared back. The relevant regulatory process is currently underway. A decision from the Federal Network Agency is expected in January/February 2009.

Charges approved for carrier leased lines at the end of September 2008.

In a resolution dated September 30, 2008, the Federal Network Agency re-approved the charges for carrier leased lines. The charges remain unchanged, with one exception. The Federal Network Agency has reduced the charges for carrier leased lines with a transmission bandwidth of 2 Mbit/s by 11 percent across the board. All charges have been approved for six months through March 31, 2009. Further proceedings regarding carrier leased line charges are currently pending, the outcome of which will also be felt beyond March 31, 2009. The rate ruling for carrier leased lines was received on October 31, 2008. The approval applies from January 1, 2009 until October 31, 2010. This supersedes the decision of the Federal Networks Agency of September 30, 2008 and reduces the period of Validity of the approval from six months to three months, i.e., from October 1, 2008 to December 31, 2008. The ruling of October 31, 2008 is currently being analyzed.

Legal situation

Ruling by the Federal Administrative Court on charges for the provision of subscriber data strengthens Deutsche Telekom’s position.

Deutsche Telekom AG is permitted to impose charges for the provision of so-called additional data of Deutsche Telekom AG’s telephone customers and for third-party data. As before, Deutsche Telekom can still only charge for transport costs for the basic data of is own customers. In the reasons for its ruling, the Court stated that the standard upon which the ruling was based, whereby the recipients of the data could only be charged for the costs for the pure transportation of the data, only applied to the basic data (name, address and telephone number) of Deutsche Telekom AG’s own customers. This standard does not apply, however, to charges for the provision of additional data relating to Deutsche Telekom AG’s telephone customers and to subscriber data of other network operators.

Deutsche Telekom intends to introduce a new price model on the basis of the ruling. In addition, Deutsche Telekom AG intends to orient the prices that will be charged retroactively from August 2005 towards the principles set out by the Federal Administrative Court in the reasons for its ruling. Comprehensive analyses are still necessary.

Deutsche Telekom 1. – 3. Quartal
2008	12

Group strategy.

Successful implementation of the “Focus, fix and grow” strategy continues

Deutsche Telekom’s aim is to become a global market leader for connected life and work. The company has positioned itself with this vision in the growth areas of those markets that benefit particularly from key modern-day trends: digitization affecting more and more aspects of people’s daily lives, the fragmentation of daily life and the world of work and the corresponding personalization of services, growing mobility as well as increasing globalization and international value creation.

The continual expansion of Deutsche Telekom’s powerful infrastructure, the portfolio of innovative products based on this infrastructure, consistent customer orientation and further internationalization have enabled the Group to benefit from these growth areas. To specifically meet the different requirements in the various regional and product markets, Deutsche Telekom’s strategy continues to focus on four key strategic areas of action:

•	Improve competitiveness in Germany and in Central and Eastern Europe

•	Grow abroad with mobile communications

•	Mobilize the Internet

•	Roll out network-centric ICT

Improving competitiveness

In Germany as well as the Central and Eastern European markets, Deutsche Telekom is still exposed to high competitive pressure. The Group has risen to these challenges with determination, with the future firmly in mind and with a great deal of success. One example is the broadband fixed-network market. Deutsche Telekom signed up its 10 millionth DSL customer in Germany in the third quarter of 2008. The Group has acquired the highest number of new customers in the German broadband business for eight quarters running.

To deliver the same kind of success in future, Deutsche Telekom is working intensively on expanding next-generation networks. In the fixed network, the Group is providing a growing number of towns and cities with ADSL2+ and the even faster VDSL. At the same time, Deutsche Telekom is improving its broadband mobile communications networks. For instance, the Group will make its EDGE/GPRS network 20 percent faster by the end of 2008 and its UMTS network will be fitted with an even faster back channel (up to 2 Mbit/s) by the end of the year. With these investments Deutsche Telekom is ultimately also helping boost the competitiveness of Germany as a place to do business.

“Entertain” is one of the particularly compelling products that Deutsche Telekom offers over its high-speed network. It bundles telephony, Internet and television with interactive television-based services, thus providing further differentiation from the competition. Since this summer, Deutsche Telekom has also been offering all matches of the top two German soccer leagues live via Entertain to provide a highly appealing content lineup.

In addition, Deutsche Telekom attaches a great deal of importance to improving service. After surveying almost 30,000 customers, the German Technical Inspection Association (TÜV) awarded the Telekom Shops the “TÜV Service tested” seal. The Telekom Shops scored 1.74 for overall customer satisfaction with service. In order to meet the increasing service requirements in the call centers as well, the Group intends to pool these centers throughout Germany over the next two years, additionally applying an extensive EUR 70 million modernization package.

Besides taking advantage of economic opportunities, maintaining costs at a competitive level is an ongoing task. This is the goal Deutsche Telekom is pursuing with its Save for Service program launched in 2006. There is potential for savings of between at least EUR 4.2 and EUR 4.7 billion each year by 2010. Cumulative savings of EUR 3.5 billion had already been generated by September 30, 2008.

Deutsche Telekom 1. – 3. Quartal
2008	13

Growing abroad with mobile communications

To continue benefiting from the growth opportunities abroad, Deutsche Telekom is also improving the infrastructure of its mobile broadband networks outside Germany, adopting innovative product concepts and simplifying its brand presence in these markets. For instance, T-Mobile USA is planning to rapidly expand coverage of important U.S. markets with third-generation broadband networks (3G) – reaching more than 120 major cities nationwide by the end of November 2008. T-Mobile is now also offering its U.S. mobile customers the appealing T-Mobile@Home service, thus extending its earnings potential. Meanwhile, T-Mobile USA is also offering its U.S.-wide network under the T-Mobile brand to its U.S. customers from SunCom, which was acquired in February 2008.

Deutsche Telekom is growing organically and through acquisitions in Central and Eastern Europe. PTC (Polska Telefonia Cyfrowa) acquired two new major customers for voice and data services. Deutsche Telekom increased its stake in the Greek company Hellenic Telecommunications S.A. (OTE) slightly in the third quarter of 2008, after the Greek parliament gave the go-ahead to increase the stake to over 20 percent in mid-June 2008. Deutsche Telekom acquired additional shares in OTE as of November 5, 2008 as planned, bringing its stake in the company to 25 percent plus one vote and will thus establish a strong position in Greece and five other high-growth Eastern European markets.

The international mobile communications business remained the key driver for Deutsche Telekom customer growth in the third quarter of 2008. The number of mobile customers increased year-on-year throughout the Group by 8.3 percent to 126.7 million customers.

Mobilizing the Internet and the Web 2.0 trend

Mobile access to the Internet has become a service that many people now take for granted and which they are using more often and for longer. Deutsche Telekom has successfully positioned itself in this rapidly growing market with appealing products and services, offering its customers attractive rate plans and innovative mobile devices such as the iPhone 3G, broadband-capable laptops such as the Asus EeePC Go, the Android operating system on the new G1 handset and the open web’n’walk platform, all based on a powerful infrastructure.

The launch of the new iPhone 3G in Germany, Austria, the Netherlands and other markets in Eastern and Southeastern Europe has allowed Deutsche Telekom to once again underline its role as an innovation leader. Apart from Internet access using a mobile device, T-Mobile also offers attractive product bundles including discounted laptops and mobile broadband Internet contracts. In cooperation with Acer and LG Electronics, T-Mobile successfully introduced the “1 Euro Netbook” in Germany and the Asus EeePC Go in the Netherlands and Austria. The G1, the world’s first mobile device based on the Android operating system developed with Google, is expected to provide additional impetus for growing the customer base and revenue. The G1 was launched exclusively by T-Mobile in the United States and the United Kingdom at the end of October 2008.

In addition to the iPhone and the G1, Deutsche Telekom now offers access to the open Internet on most of its mobile devices thanks to web’n’walk. Widgets provide customers with customizable, direct access to leading social networks such as MySpace, YouTube, XING and Facebook, all the leading e-mail providers, news and the four major instant messaging providers. The new web’n’walk, which is about to be launched shortly, will make using Internet services even more attractive and easier, just as the iPhone has done.

Rolling out network-centric ICT

The trend toward convergence of IT, telecommunications services and applications to create an ICT environment continues apace. T-Systems picked up on this trend early on by focusing strategically on network-centric ICT services. The company operates a wide range of ICT, solutions such as Dynamic Services along with integrated solutions for workstations and entire industries – from goods tracking through to toll collection.

T-Systems currently supports approximately 1.4 million IT workstations in more than 100 countries around the globe, and again increased its customer base in the third quarter of 2008. A contract for infrastructure and basic services for 20,000 SAP users was signed with Stora Enso, the world’s second-largest paper and packaging products manufacturer. T-Systems is also building on its cooperation with Alcatel-Lucent and will operate 40,000 PC workstations in Europe and the Middle East in future.

Deutsche Telekom 1. – 3. Quartal
2008	14

Demand for dynamic ICT services is set to increase further. Thanks to investment in computing capacity and infrastructure in the Asian region in particular, T-Systems is creating the conditions for securing a share of international market growth and building on its leading role with network-centric ICT.

Deutsche Telekom 1. – 3. Quartal
2008	15

Development of business in the Group.

Net revenue

Deutsche Telekom generated revenue of EUR 45.6 billion in the first nine months of 2008, a decrease of EUR 1.2 billion or 2.5 percent year-on-year. Revenue was negatively affected by exchange rate effects totaling EUR 1.5 billion. These were primarily the result of the translation of U.S. dollars and pounds sterling. Revenue growth in the Mobile Communications USA operating segment on a U.S. dollar basis was offset by negative effects from the translation into euros. Changes in the composition of the Group had a positive effect of EUR 0.7 billion, primarily resulting from the consolidation of Orange Nederland and SunCom. These positive effects were partially offset by effects of the deconsolidation of Media&Broadcast, T-Online France and T-Online Spain, which totaled EUR 0.4 billion.

The Mobile Communications Europe operating segment recorded revenue growth of 1.1 percent year-on-year in the first nine months of 2008. Changes in the composition of the Group due to the inclusion of Orange Nederland had a positive effect on the revenue development of the operating segment, offset by negative exchange rate effects as well as persistently fierce price competition and the resulting decline in voice revenues.

Revenue in the Mobile Communications USA operating segment was up slightly compared with the previous year. Measured in U.S. dollars, the revenue generated by Mobile Communications USA grew by 13.7 percent, primarily due to the continued increase in customer numbers in addition to the effect of the inclusion of SunCom. Negative exchange rate effects from the translation U.S. dollars into euros impacted segment revenue, however.

Revenue in the Broadband/Fixed Network operating segment decreased year-on-year by 6.6 percent, mainly due to continuing line losses and the growing popularity of complete packages and flat rate components. The revenue decline was not fully offset by growth in the number of DSL lines and leased unbundled local loop lines, also due to the reduction in prices in the broadband market.

Revenue in the Business Customers operating segment also declined. In addition to existing price and competitive pressure in the telecommunications services business, the deconsolidation of Media&Broadcast and the reassignment of ActiveBilling within the Group had a negative impact on revenue.

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,125	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516
Mobile Communications Europe[a]	4,992	5,187	5,381	5,325	1.1	15,560	15,388	1.1	20,713
Mobile Communications USA[a]	3,461	3,498	3,657	3,562	2.7	10,616	10,575	0.4	14,075
Broadband/ Fixed Network[a]	5,382	5,291	5,314	5,626	(5.5)	15,987	17,113	(6.6)	22,690
Business Customers[a]	2,603	2,667	2,716	2,917	(6.9)	7,986	8,785	(9.1)	11,987
Group Headquarters & Shared Services[a]	884	915	928	966	(3.9)	2,727	2,906	(6.2)	3,868
Intersegment revenue[b]	(2,344)	(2,433)	(2,542)	(2,703)	6.0	(7,319)	(8,046)	9.0	(10,817)

a	Total revenue (including revenue between operating segments).
b	Elimination of revenue between operating segments.

Deutsche Telekom 1. – 3. Quartal
2008	16

Contribution of the operating segments to net revenue (after elimination of revenue between segments)

	Q1 - Q3 2008 millions of €	Proportion of net revenue of the Group %	Q1 - Q3 2007 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2007 millions of €
Net revenue	45,557	100.0	46,721	100.0	(1,164)	(2.5)	62,516
Mobile Communications Europe	15,047	33.0	14,856	31.8	191	1.3	20,000
Mobile Communications USA	10,606	23.3	10,556	22.6	50	0.5	14,050
Broadband/ Fixed Network	13,285	29.2	14,409	30.8	(1,124)	(7.8)	19,072
Business Customers	6,151	13.5	6,606	14.1	(455)	(6.9)	8,971
Group Headquarters & Shared Services	468	1.0	294	0.7	174	59.2	423

With 33.0 percent, the Mobile Communications Europe operating segment provided the largest contribution to the net revenue of the Group. While the Mobile Communications Europe and Mobile Communications USA operating segments increased their contribution to net revenue year-on-year, the contributions by the Broadband/Fixed Network and Business Customers operating segments decreased.

Breakdown of revenue by regions

The proportion of net revenue generated outside Germany in the first nine months of 2008 increased by 1.9 percentage points compared with the prior-year period to reach 52.6 percent. The reason was the decrease in domestic revenue, primarily in the Broadband/Fixed Network and Business Customers operating segments.

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,125	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516
Domestic	7,254	7,184	7,158	7,609	(5.9)	21,596	23,026	(6.2)	30,694
International	7,724	7,941	8,296	8,084	2.6	23,961	23,695	1.1	31,822
Proportion generated internationally (%)	51.6	52.5	53.7	51.5		52.6	50.7		50,9
Europe (excluding Germany)	4,144	4,318	4,510	4,383	2.9	12,972	12,761	1.7	17,264
North America	3,460	3,497	3,642	3,597	1.3	10,599	10,636	(0.3)	14,159
Other	120	126	144	104	38.5	390	298	30.9	399

EBIT

EBIT in the Group increased by 12.7 percent year-on-year to EUR 6.5 billion. The increase in EBIT was particularly significant in the Mobile Communications Europe and Business Customers operating segments.

Deutsche Telekom 1. – 3. Quartal
2008	17

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
EBIT[a] in the Group	2,298	1,868	2,313	1,911	21.0	6,479	5,749	12.7	5,286
Mobile Communications Europe	759	861	1,120	790	41.8	2,740	2,151	27.4	2,436
Mobile Communications USA	502	584	570	563	1.2	1,656	1,567	5.7	2,017
Broadband/Fixed Network	909	837	930	947	(1.8)	2,676	2,852	(6.2)	3,250
Business Customers	479	(65)	(7)	26	n.a.	407	104	n.a.	(323)
Group Headquarters & Shared Services	(277)	(305)	(260)	(401)	35.2	(842)	(866)	2.8	(1,973)
Reconciliation	(74)	(44)	(40)	(14)	n.a.	(158)	(59)	n.a.	(121)

a	EBIT is profit/loss from operations as shown in the income statement.

Profit/loss before income taxes

Profit before income taxes for the first nine months of 2008 was EUR 4.1 billion, up 18.1 percent over the prior-year period. This trend was primarily a result of cost-saving and efficiency enhancement programs in the Group. The gain on the disposal of Media&Broadcast generated in the first nine months of 2008 exceeded the gains on the disposal of T-Online France and T-Online Spain of the previous year. Profit before income taxes was also positively affected by a year-on-year decrease in depreciation and amortization.

Net profit

Net profit increased year-on-year by EUR 0.9 billion to EUR 2.2 billion for the first nine months of 2008, mainly due to the aforementioned effects. In addition, the year-on-year reduction in tax expense contributed to the increase in net profit. This reduction was mainly due to a one-time deferred tax expense in the previous year because of the reduction in corporate income tax as part of the corporate tax reform.

EBITDA/ adjusted EBITDA

In the first nine months of 2008, Group EBITDA was EUR 14.4 billion, which was 1.0 percent higher than in the same period of the previous year. EBITDA in the first nine months of 2008 was negatively affected by special factors totaling EUR 0.4 billion. Expenses incurred in connection with staff-related and other restructuring measures as well as from the sale of DeTeImmobilien were partially offset by the gains on the disposal of Media&Broadcast.

In the prior-year period, Group EBITDA was impacted by special factors also amounting to EUR 0.4 billion. The main negative factors were costs incurred in connection with staff-related and other restructuring measures. One-time expenses were also incurred in connection with the sale of call center locations. These expenses were partially offset by the gains on the disposal of T-Online France and T-Online Spain.

Group EBITDA for the first nine months of 2008, adjusted for special factors, was EUR 14.8 billion, up just 0.5 percent year-on-year. Most of the effects of the year-on-year decrease in net revenue were offset by enhanced efficiency, process improvements and cost cuts.

Deutsche Telekom 1. – 3. Quartal
2008	18

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Adjusted EBITDA[a]	4,686	4,850	5,254	5,132	2.4	14,790	14,716	0.5	19,326
Mobile Communications Europe	1,698	1,813	2,031	1,907	6.5	5,542	5,234	5.9	6,824
Mobile Communications USA	966	1,030	1,038	1,028	1.0	3,034	2,992	1.4	3,909
Broadband/ Fixed Network	1,906	1,903	1,859	1,968	(5.5)	5,668	5,743	(1.3)	7,770
Business Customers	206	194	213	291	(26.8)	613	832	(26.3)	1,062
Group Headquarters & Shared Services	(25)	(40)	156	(37)	n.a.	91	9	n.a.	(108)
Reconciliation	(65)	(50)	(43)	(25)	(72.0)	(158)	(94)	(68.1)	(131)

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 75 et seq.

Free cash flow

At EUR 5.8 billion in the first nine months of 2008, free cash flow was at the same level as in the previous year. Net cash from operating activities increased from EUR 10.4 billion in the prior year to EUR 11.3 billion. The increase was primarily attributable to favorable changes in working capital and lower interest payments. Free cash flow of the Group was also negatively affected by higher cash outflows for investments, particularly in 2G and 3G network expansion in the United States and lower cash inflows from the disposal of property, plant and equipment resulting from reduced sales of real estate.

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Cash generated from operations	3,768	4,375	4,883	5,620	(13.1)	13,026	12,236	6.5	16,169
Interest received (paid)	(437)	(693)	(598)	(483)	(23.8)	(1,728)	(1,884)	8.3	(2,455)
Net cash from operating activities	3,331	3,682	4,285	5,137	(16.6)	11,298	10,352	9.1	13,714
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(1,792)	(1,837)	(2,137)	(1,686)	(26.7)	(5,766)	(5,293)	(8.9)	(8,015)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	1,539	1,845	2,148	3,451	(37.8)	5,532	5,059	9.3	5,699
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	90	118	48	115	(58.3)	256	657	(61.0)	761
Adjustment[a]	—	—	—	—	—	—	121	n.a.	121
Free cash flow before dividend payments[b]	1,629	1,963	2,196	3,566	(38.4)	5,788	5,837	(0.8)	6,581

a	Cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
b	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 75 et seq.

Deutsche Telekom 1. – 3. Quartal
2008	19

Net debt

Compared with the end of 2007, the Group’s net debt increased by EUR 2.2 billion to EUR 39.4 billion. This increase is mainly attributable to dividends paid and payments to acquire shares in OTE and to acquire SunCom. The positive free cash flow and the cash inflow from the sale of Media&Broadcast had an offsetting effect.

	Sept. 30, 2008 millions of €	June 30, 2008 millions of €	Change Sept. 30, 2008/ June 30, 2008%	Dec. 31, 2007 millions of €	Change Sept. 30, 2008/ Dec. 31, 2007%	Sept. 30, 2007 millions of €	Change Sept. 30, 2008/ Sept. 30, 2007%
Bonds	35,691	32,249	10.7	32,294	10.5	33,079	7.9
Liabilities to banks	4,409	7,415	(40.5)	4,260	3.5	2,934	50.3
Liabilities to non-banks from promissory notes	848	738	14.9	690	22.9	692	22.5
Liabilities from derivatives	862	1,339	(35.6)	977	(11.8)	896	(3.8)
Lease liabilities	2,029	2,056	(1.3)	2,139	(5.1)	2,161	(6.1)
Liabilities arising from ABS transactions	—	—	—	—	—	807	n.a.
Other financial liabilities	585	452	29.4	502	16.5	401	45.9
Gross debt	44,424	44,249	0.4	40,862	8.7	40,970	8.4
Cash and cash equivalents	3,111	1,954	59.2	2,200	41.4	3,450	(9.8)
Available-for-sale/held-for- trading financial assets	138	104	32.7	75	84.0	46	n.a.
Receivables from derivatives	461	292	57.9	433	6.5	298	54.7
Other financial assets	1,265	1,340	(5.6)	918	37.8	674	87.7
Net debt[a]	39,449	40,559	(2.7)	37,236	5.9	36,502	8.1

a	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 75 et seq.

Deutsche Telekom 1. – 3. Quartal
2008	20

Development of business in the operating segments.

Mobile Communications Europe and Mobile Communications USA.

Mobile Communications: Customer development and selected KPIs

	Sept. 30, 2008 millions	June 30, 2008 millions	Change Sept. 30, 2008/ June 30, 2008%	Dec. 31, 2007 millions	Change Sept. 30, 2008/ Dec. 31, 2007%	Sept. 30, 2007 millions	Change Sept. 30, 2008/ Sept. 30, 2007%
Mobile Communications Europe[a]	94.5	93.5	1.1	90.9	4.0	88.1	7.3
T-Mobile Deutschland[b]	38.8	38.4	1.0	36.0	7.8	34.5	12.5
T-Mobile UKc	16.8	16.8	0.0	17.3	(2.9)	17.0	(1.2)
PTC (Poland)	13.0	12.8	1.6	13.0	0.0	12.7	2.4
T-Mobile Netherlands (NL)[d]	5.3	5.3	0.0	4.9	8.2	4.8	10.4
T-Mobile Austria (A)	3.3	3.3	0.0	3.3	0.0	3.2	3.1
T-Mobile CZ (Czech Republic)	5.4	5.3	1.9	5.3	1.9	5.2	3.8
T-Mobile Hungary	5.2	5.1	2.0	4.9	6.1	4.6	13.0
T-Mobile Croatia	2.6	2.5	4.0	2.4	8.3	2.3	13.0
T-Mobile Slovensko (Slovakia)	2.3	2.3	0.0	2.4	(4.2)	2.3	0.0
Other[e]	1.8	1.7	5.9	1.6	12.5	1.5	20.0
Mobile Communications USA[a]	32.1	31.5	1.9	29.8	7.7	28.9	11.1
Mobile customers (total)[a]	126.7	125.0	1.4	120.8	4.9	117.0	8.3

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers were also included in the historic customer base.
b	On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month’s notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems.
c	Including Virgin Mobile.
d	Including the first-time consolidation of Orange Nederland from October 1, 2007 and Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008. The consolidation of Online has no effect on the number of customers of the T-Mobile Netherlands Group, as only mobile communications customers are shown.
e	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Mobile Communications Europe

The positive customer growth in the Mobile Communications Europe operating segment continued in the first nine months of 2008. The highest increases compared with the end of 2007 were generated by T-Mobile Deutschland (2.8 million customers), T-Mobile Netherlands (0.4 million customers) and T-Mobile Hungary (0.3 million customers). The T-Mobile companies in Croatia, the Czech Republic, Macedonia, and Montenegro also contributed to customer growth. Contract customer figures continued to rise encouragingly in the first nine months of 2008. The share of contract customers as a proportion of the total customer base increased in particular in the T-Mobile companies in Slovakia, Poland, the Czech Republic, Austria and Hungary, as well as in the other Southeastern European companies. This success is due to the focused customer acquisition strategy – marketing calling plans with minute buckets, flat-rate plans, and new, attractive hardware offers in conjunction with a fixed-term contract. In Germany and the other markets where T-Mobile offers the Apple iPhone 3G, this device made a significant contribution to contract customer growth.

Deutsche Telekom 1. – 3. Quartal
2008	21

Mobile Communications USA

The Mobile Communications USA operating segment added 670,000 customers in the third quarter of 2008, compared to 857,000 in the third quarter of 2007. New contract customers accounted for 44 percent of the new customers in the third quarter of 2008, compared to 65 percent in the third quarter of 2007. The lower share of contract customers in the third quarter 2008 compared to the third quarter 2007 and the second quarter 2008 can be attributed primarily to an increase in contract churn. The two-year anniversary of the introduction of two-year contracts in April 2006 was the main reason for the increase in contract churn in the third quarter of 2008. Contract gross adds in the third quarter were up compared to the second quarter as well as year-on-year – a reflection of successful products such as myFaves, now with more than 7 million customers, FlexPay, an innovative hybrid plan that combines elements of traditional postpaid and prepaid plans, and T-Mobile@Home, a landline replacement product that was launched at the beginning of July 2008. T-Mobile USA ended the third quarter of 2008 with 32.1 million customers.

Deutsche Telekom 1. – 3. Quartal
2008	22

Mobile Communications Europe: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue[a]	4,992	5,187	5,381	5,325	1.1	15,560	15,388	1.1	20,713
Of which: T-Mobile Deutschland	1,884	1,953	2,002	2,059	(2.8)	5,839	6,019	(3.0)	7,993
T-Mobile UK	1,058	1,016	999	1,251	(20.1)	3,073	3,594	(14.5)	4,812
PTC	524	580	618	506	22.1	1,722	1,438	19.7	1,965
T-Mobile NLb	416	447	477	294	62.2	1,340	883	51.8	1,318
T-Mobile A	274	270	271	301	(10.0)	815	906	(10.0)	1,182
T-Mobile CZ	311	332	357	299	19.4	1,000	846	18.2	1,171
T-Mobile Hungary	258	282	305	287	6.3	845	830	1.8	1,118
T-Mobile Croatia	129	148	190	177	7.3	467	444	5.2	581
T-Mobile Slovensko	128	141	153	133	15.0	422	378	11.6	510
Other[c]	53	64	69	72	(4.2)	186	181	2.8	236
EBIT (profit from operations)	759	861	1,120	790	41.8	2,740	2,151	27.4	2,436
EBIT margin (%)	15.2	16.6	20.8	14.8		17.6	14.0		11,8
Depreciation, amortization and impairment losses	(940)	(941)	(893)	(1,114)	19.8	(2,774)	(3,053)	9.1	(4,241)
EBITDA[d]	1,699	1,802	2,013	1,904	5.7	5,514	5,204	6.0	6,677
Special factors affecting EBITDA[d]	1	(11)	(18)	(3)	n.a.	(28)	(30)	6.7	(147)
Adjusted EBITDA[d]	1,698	1,813	2,031	1,907	6.5	5,542	5,234	5.9	6,824
Of which: T-Mobile Deutschland	692	773	872	777	12.2	2,337	2,218	5.4	2,938
T-Mobile UK	230	196	220	365	(39.7)	646	865	(25.3)	1,183
PTC	184	214	222	177	25.4	620	492	26.0	646
T-Mobile NLb	62	114	91	77	18.2	267	211	26.5	279
T-Mobile A	76	65	64	84	(23.8)	205	277	(26.0)	336
T-Mobile CZ	158	158	175	132	32.6	491	389	26.2	513
T-Mobile Hungary	112	133	132	129	2.3	377	359	5.0	475
T-Mobile Croatia	53	64	100	88	13.6	217	206	5.3	248
T-Mobile Slovensko	61	68	71	53	34.0	200	168	19.0	203
Other[c]	24	31	37	41	(9.8)	92	95	(3.2)	116
Adjusted EBITDA margin[d] (%)	34.0	35.0	37.7	35.8		35.6	34.0		32.9
Cash capex[e]	(471)	(318)	(395)	(405)	2.5	(1,184)	(1,240)	4.5	(1,938)
Number of employees[f]	29,279	28,968	29,192	30,742	(5.0)	29,156	30,339	(3.9)	30,802

a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements without taking into consideration consolidation effects at operating segment level.
b	Including first-time consolidation of Orange Nederland from October 1, 2007 and of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008, retroactively as of October 1, 2007.
c	“Other” includes revenues and EBITDA generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
d	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
e	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
f	Average number of employees.

Deutsche Telekom 1. – 3. Quartal
2008	23

Mobile Communications USA: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	3,461	3,498	3,657	3,562	2.7	10,616	10,575	0.4	14,075
EBIT (profit from operations)	502	584	570	563	1.2	1,656	1,567	5.7	2,017
EBIT margin (%)	14.5	16.7	15.6	15.8		15.6	14.8		14.3
Depreciation, amortization and impairment losses	(460)	(430)	(447)	(465)	3.9	(1,337)	(1,425)	6.2	(1,892)
EBITDA[a]	962	1,014	1,017	1,028	(1.1)	2,993	2,992	0.0	3,909
Special factors affecting EBITDA[a]	(4)	(16)	(21)	0	n.a.	(41)	0	n.a.	0
Adjusted EBITDA[a]	966	1,030	1,038	1,028	1.0	3,034	2,992	1.4	3,909
Adjusted EBITDA margin[a] (%)	27.9	29.4	28.4	28.9		28.6	28.3		27.8
Cash capex[b]	(480)	(661)	(656)	(362)	(81.2)	(1,797)	(1,264)	(42.2)	(1,958)
Number of employees[c]	34,452	35,834	36,636	31,888	14.9	35,641	31,210	14.2	31,655

Including first-time consolidation of SunCom from February 22, 2008.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Mobile Communications Total: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	8,445	8,678	9,028	8,875	1.7	26,151	25,925	0.9	34,736
EBIT (profit from operations)	1,260	1,446	1,690	1,356	24.6	4,396	3,719	18.2	4,453
EBIT margin (%)	14.9	16.7	18.7	15.3		16.8	14.3		12,8
Depreciation, amortization and impairment losses	(1,400)	(1,371)	(1,340)	(1,579)	15.1	(4,111)	(4,478)	8.2	(6,133)
EBITDA[a]	2,660	2,817	3,030	2,935	3.2	8,507	8,197	3.8	10,586
Special factors affecting EBITDA[a]	(3)	(27)	(39)	(3)	n.a.	(69)	(30)	n.a.	(147)
Adjusted EBITDA[a]	2,663	2,844	3,069	2,938	4.5	8,576	8,227	4.2	10,733
Adjusted EBITDA margin[a] (%)	31.5	32.8	34.0	33.1		32.8	31.7		30,9
Cash capex[b]	(951)	(979)	(1,051)	(767)	(37.0)	(2,981)	(2,504)	(19.0)	(3,896)
Number of employees[c]	63,731	64,802	65,828	62,630	5.1	64,797	61,549	5.3	62,457

This table shows consolidated figures for the Mobile Communications Europe and Mobile Communications USA operating segments, which are provided here for information purposes.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Deutsche Telekom 1. – 3. Quartal
2008	24

Mobile Communications Europe: Total revenue

Total revenue in the Mobile Communications Europe operating segment increased by 1.1 percent year-on-year in the first three quarters of 2008 to EUR 15.6 billion. Adjusted for exchange rate fluctuations, PTC, T-Mobile CZ, and the Southeastern European national companies in particular further increased their revenue substantially compared with the previous year. Revenue at T-Mobile UK decreased, due mainly to a strong negative effect of the pound sterling exchange rate. Regulatory decisions also impacted revenue at T-Mobile UK in 2008. The continuing intense price competition and regulatory price cuts caused the revenues of T-Mobile Austria to decline and those of T-Mobile Deutschland to edge down slightly. However, increasing customer numbers and a targeted focus on attracting contract customers partially offset the decrease in revenue in both markets. The consolidation of Orange Nederland and Online (Orange Nederland Breedband B.V.) also had a positive effect on revenue growth in Europe.

Mobile Communications Europe: EBITDA, adjusted EBITDA

In the first nine months of 2008, adjusted EBITDA grew by EUR 0.3 billion year-on-year. The main drivers behind this development were PTC and T-Mobile CZ, as well as the national companies in Slovakia, Hungary, and Croatia. The first-time consolidation of Orange Nederland and Online also had a positive effect on earnings. T-Mobile Deutschland succeeded in increasing EBITDA in spite of intense competition. On the back of sustained successful cost management and a positive effect of EUR 0.1 billion from the sale of an asset in the third quarter of 2008, T-Mobile Deutschland’s EBITDA margin improved substantially to 40 percent. A strong negative effect of the pound sterling exchange rate reduced EBITDA for T-Mobile UK year-on-year. T-Mobile UK’s earnings were also impacted by higher expenses for customer retention measures and terminal equipment. The continuing intense price competition in Austria led to a reduction in EBITDA at T-Mobile Austria.

Mobile Communications Europe: EBIT

EBIT (profit from operations) in the Mobile Communications Europe operating segment increased by EUR 0.6 billion year-on-year in the first three quarters of 2008. This corresponds to an increase of 27.4 percent and was mainly attributable to the positive factors from EBITDA. Lower depreciation and amortization at T-Mobile Austria and T-Mobile Deutschland also contributed to the increase in EBIT.

Mobile Communications Europe: Cash capex

Cash capex in the Mobile Communications Europe segment in the first three quarters of 2008 was slightly down on the previous year’s level. This trend was primarily due to lower cash capex at T-Mobile’s national companies in Austria and the United Kingdom. Higher capital expenditure in Poland and Hungary partially offset these decreases.

Mobile Communications Europe: Personnel

The average number of employees declined year-on-year, primarily due to the lower headcount at T-Mobile Deutschland. In Germany, the spin-off of customer service operations to Deutsche Telekom Kundenservice GmbH affected employee figures within the Group. As a result, Deutsche Telekom has reported former T-Mobile customer service employees in the Broadband/Fixed Network operating segment since the first quarter of 2008. These effects were countered mainly by the inclusion of Orange Nederland and Online employees and a sharp increase in the number of PTC employees following the expansion of sales through its own shops.

Deutsche Telekom 1. – 3. Quartal
2008	25

Mobile Communications USA: Total revenue

As a result of the significant rise in the euro exchange rate, T-Mobile USA’s revenue grew by only 0.4 percent year-on-year to EUR 10.6 billion in the first nine months of 2008. However, in U.S. dollars the operating segment increased its revenue by 13.7 percent year-on-year to USD 16.2 billion in the first nine months of 2008. The main factor driving the positive revenue trend was the growth in customers. In addition, the consolidation of SunCom after its acquisition in February 2008 contributed EUR 0.3 billion in consolidated revenues in the first nine months of 2008.

Mobile Communications USA: EBIT, EBITDA, adjusted EBITDA

EBIT (profit from operations) grew year-on-year by 5.7 percent in euro terms. Adjusted EBITDA increased by 1.4 percent year-on-year to EUR 3.0 billion. In U.S. dollars, adjusted EBITDA grew by 14.8 percent year-on-year to USD 4.6 billion in the first three quarters of 2008. Accordingly, the adjusted EBITDA margin improved to 28.6 percent from 28.3 percent in the first three quarters of 2007.

Mobile Communications USA: Cash capex

Cash capex increased year-on-year from EUR 1.3 billion to EUR 1.8 billion in the first nine months of 2008. In U.S. dollar terms, cash capex grew from USD 1.7 billion to USD 2.7 billion. This increase in cash capex is primarily due to higher 3G capex in connection with the roll-out of T-Mobile USA’s UMTS/HSDPA network as well as higher 2G capex. In the first nine months of 2008 alone, the number of 3G base stations increased from approximately 8,000 at the end of 2007 to approximately 14,700 at the end of the third quarter of 2008.

Mobile Communications USA: Personnel

The average number of employees rose year-on-year; this is attributed to sustained customer growth and business expansion and the acquisition of SunCom in February 2008 which added approximately 1,850 new employees to T-Mobile USA.

Deutsche Telekom 1. – 3. Quartal
2008	26

Broadband/Fixed Network.

Broadband/ Fixed Network: Customer development and selected KPIs

	Sept. 30, 2008 millions	June 30, 2008 millions	Change Sept. 30, 2008/ June 30, 2008%	Dec. 31, 2007 millions	Change Sept. 30, 2008/ Dec. 31, 2007%	Sept. 30, 2007 millions	Change Sept. 30, 2008/ Sept. 30, 2007%
Broadband
Lines (total)[a,b]	14.8	14.6	1.4	13.9	6.5	13.3	11.3
Of which: retail	11.6	11.2	3.6	10.2	13.7	9.5	22.1
Domestic[a]	13.1	13.1	0.0	12.5	4.8	12.0	9.2
Of which: retail	10.2	9.9	3.0	9.0	13.3	8.5	20.0
International[a,b]	1.6	1.6	0.0	1.4	14.3	1.2	33.3

Fixed Network
Lines (total)[a,b]	34.6	35.2	(1.7)	36.6	(5.5)	37.2	(7.0)
Domestic[a]	29.2	29.8	(2.0)	31.1	(6.1)	31.6	(7.6)
Of which: standard analog lines	20.9	21.4	(2.3)	22.4	(6.7)	22.9	(8.7)
Of which: ISDN lines	8.4	8.4	0.0	8.6	(2.3)	8.7	(3.4)
International[a,b]	5.3	5.4	(1.9)	5.5	(3.6)	5.6	(5.4)

Wholesale/resale
Resale/IP-BSA[c]	3.1	3.4	(8.8)	3.7	(16.2)	3.7	(16.2)
Of which: domestic	2.9	3.2	(9.4)	3.5	(17.1)	3.5	(17.1)
ULLs[d]	8.0	7.6	5.3	6.4	25.0	5.9	35.6
Of which: domestic	7.9	7.5	5.3	6.4	23.4	5.9	33.9

Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

a	Lines in operation excluding internal use and public telecommunications, including wholesale services.
b	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
c	Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP-Bitstream Access. In the case of IP-Bitstream Access (IP-BSA), Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.
d	Unbundled local loop (ULL) lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Deutsche Telekom 1. – 3. Quartal
2008	27

The number of broadband lines operated by the Group increased by 1.5 million compared with the end of the third quarter of 2007 to a total of 14.8 million. In Germany, the number of broadband lines operated by Deutsche Telekom – mainly driven by the T-Home retail business – rose by 1.1 million year-on-year to 13.1 million, although the resale business declined.

T-Home is by far the largest broadband provider in Germany with 10.2 million retail broadband lines. In the third quarter of 2008, T-Home recorded net additions of 344,000 retail DSL customers. This puts T-Home’s new customer market share at around 49 percent, the highest figure recorded by T-Home since the introduction of DSL resale on July 1, 2004. Attractive pricing models, regional pricing campaigns, and improved service are driving this growth.

Along with VDSL expansion in 50 towns and cities, Deutsche Telekom is working with local authorities to enable improved DSL service in rural areas where the investment does not make sound business sense from the Group’s perspective.

In the first three quarters of 2008, the number of existing customers choosing complete packages rose to 12.5 million – an increase of 2.4 million. At around 68 percent, products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. The number of Entertain lines rose by 141,000 to approximately 257,000 in the first three quarters of 2008.

Demand for unbundled local loop lines (ULLs) in Germany increased by 1.5 million from the end of 2007 to a total of 7.9 million lines. Among other factors, this increase was mainly the result of the migration of DSL resale customers to all-IP lines operated on the basis of ULLs. The decline in DSL resale lines in the third quarter of 2008 was partly offset by the migration to IP-BSA lines, reducing the number of resale/IP-BSA lines overall by 264,000 to 2.9 million. In the reporting period, Deutsche Telekom provided 54,000 of the IP-BSA SA lines introduced mid-year, which are sold to competitors as wholesale products.

Internationally too, the broadband market grew in the first three quarters of 2008. With a total of 1.6 million broadband lines, including resale, the Broadband/Fixed Network segment achieved an increase outside Germany of 224,000 lines or 14.3 percent compared with December 31, 2007.

The Broadband/Fixed Network segment recorded a decrease in the number of fixed-network lines, as expected. The total number of fixed-network lines in Germany fell by 2.0 percent or 574,000 lines in the third quarter of 2008 to 29.2 million.

The line losses include customers who previously obtained their broadband connection via a fixed network-based DSL resale line from Deutsche Telekom and are now migrating to a ULL-based IP line. The remainder is mainly attributable to customers switching to other fixed network, cable and mobile operators.

Deutsche Telekom 1. – 3. Quartal
2008	28

Broadband/ Fixed Network: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	5,382	5,291	5,314	5,626	(5.5)	15,987	17,113	(6.6)	22,690
Domestic	4,830	4,729	4,709	5,002	(5.9)	14,268	15,096	(5.5)	20,078
Of which: network communications	2,318	2,292	2,219	2,561	(13.4)	6,829	7,748	(11.9)	10,138
of which: wholesale services	1,122	1,079	1,085	1,124	(3.5)	3,286	3,365	(2.3)	4,482
Of which: IP/Internet	624	618	613	602	1.8	1,855	1,824	1.7	2,452
Of which: other fixed-network services[a]	529	507	533	588	(9.4)	1,569	1,766	(11.2)	2,405
International	564	575	620	632	(1.9)	1,759	2,052	(14.3)	2,654
EBIT (profit from operations)	909	837	930	947	(1.8)	2,676	2,852	(6.2)	3,250
EBIT margin (%)	16.9	15.8	17.5	16.8		16.7	16.7		14,3

Depreciation, amortization and impairment losses	(901)	(883)	(860)	(914)	5.9	(2,644)	(2,748)	3.8	(3,675)
EBITDA[b]	1,810	1,720	1,790	1,861	(3.8)	5,320	5,600	(5.0)	6,925
Special factors affecting EBITDA[b]	(96)	(183)	(69)	(107)	35.5	(348)	(143)	n.a.	(845)
Adjusted EBITDA[b]	1,906	1,903	1,859	1,968	(5.5)	5,668	5,743	(1.3)	7,770
Domestic	1,667	1,656	1,591	1,682	(5.4)	4,914	4,996	(1.6)	6,792
International	239	248	268	284	(5.6)	755	747	1.1	979
Adjusted EBITDA margin[b] (%)	35.4	36.0	35.0	35.0		35.5	33.6		34,2
Domestic (%)	34.5	35.0	33.8	33.6		34.4	33.1		33,8
International (%)	42.4	43.1	43.2	44.9		42.9	36.4		36,9
Cash capex[c]	(623)	(578)	(698)	(629)	(11.0)	(1,899)	(1,885)	(0.7)	(2,805)

Number of employees[d]	97,476	94,830	93,444	96,678	(3.3)	95,250	98,818	(3.6)	97,690
Domestic	81,660	79,245	78,107	79,334	(1.5)	79,671	80,385	(0.9)	79,704
International	15,816	15,585	15,337	17,344	(11.6)	15,579	18,433	(15.5)	17,986

a	Other revenue from other fixed-network services was reclassified and combined in other fixed-network services. Prior-year comparatives have been adjusted.
b	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
d	Average number of employees.

T-Online France and T-Online Spain, which were previously assigned to Broadband/Fixed Network, were sold and are no longer included in the consolidated group of this operating business area since June 30, 2007 and July 31, 2007, respectively. The Scout24 group is reported in the domestic segment as the parent company has its registered office in Germany. ImmobilienScout GmbH has been fully consolidated since November 2007.

ActiveBilling was reassigned and, together with T-Mobile Deutschland GmbH’s call center operations, included in the Broadband/Fixed Network operating segment effective January 1, 2008.

Broadband/ Fixed Network: Total revenue

Total revenue in the first three quarters of 2008 was down year-on-year as a result of lower net revenue in Germany.

Deutsche Telekom 1. – 3. Quartal
2008	29

Broadband/ Fixed Network: Total revenue, domestic

Total domestic revenue in the first three quarters of 2008 was down 5.5 percent year-on-year at EUR 14.3 billion. This decline is attributable to the continuing line losses resulting from increased competition, the high acceptance of complete packages with a flat-rate component and falling charges for usage-based products. Other factors included a volume-related decline in interconnection revenue, lower prices in the broadband market, and decreased purchase of wholesale voice and data products by the Business Customers segment due to price and volume factors. Volume growth in the DSL retail business and in unbundled local loop lines only partially offset the decline in revenue.

In the network communications area, intense competition caused revenue to fall by 11.9 percent year-on-year to EUR 6.8 billion in the first three quarters of 2008. Revenue from fixed-network lines was 9.5 percent below the level for the first three quarters of 2007. Increased marketing of voice flat rates in conjunction with access line products did not offset the decline in revenue caused by the line losses. In addition, the flat rates reduced call revenues due to the decreasing proportion of billed minutes.

Revenue from wholesale products in the first three quarters of 2008 decreased by 2.3 percent year-on-year to EUR 3.3 billion. Factors included the lower number of interconnection lines and calls based on a reduction in origination services. The decline in DSL resale lines as a result of volume and price factors as well as migration of customers to IP-BSA lines due to lower regulatorily mandated prices also led to a decrease in revenue which was only partially offset by higher revenue from unbundled local loop lines.

IP/Internet revenue increased by 1.7 percent year-on-year to EUR 1.9 billion in the first three quarters of 2008 driven by volume growth in terms of DSL complete packages and the full consolidation of ImmobilienScout GmbH. This positive development was partly offset by effects such as the price cuts resulting from continuing competitive pressure or customer migration from individual DSL components to more favorably priced complete packages.

“Other fixed-network services,” comprising the areas of data communications, value-added services, and terminal equipment, recorded a revenue decline of 11.2 percent across the board to EUR 1.6 billion in the first three quarters of 2008 compared with the same period in the previous year due both to a decrease in volumes and, in part, to a reduction in prices.

Broadband/ Fixed Network: Total revenue, international

International revenue in the first three quarters of 2008 decreased by 14.3 percent year-on-year to EUR 1.8 billion. This decline can be attributed to the deconsolidation of T-Online France and T-Online Spain, with an impact of EUR 0.2 billion, tough competition in traditional fixed-network communications, and fixed-mobile substitution. Dynamic broadband growth and positive exchange rate effects at the subsidiaries in Eastern Europe did not fully compensate for the decline in the traditional fixed-network business.

Deutsche Telekom 1. – 3. Quartal
2008	30

Broadband/ Fixed Network: EBITDA, adjusted EBITDA

Adjusted EBITDA of the Broadband/Fixed Network segment decreased by EUR 0.1 billion to EUR 5.7 billion compared with the first three quarters of 2007. The negative development in international and domestic revenue was not fully offset by a reduction in revenue-related costs, lower market investments, and efficiency gains, as well as the overall positive effects of the changes in the composition of the Group.

In Germany, T-Home generated adjusted EBITDA of EUR 4.9 billion in the first three quarters of 2008, down by 1.6 percent year-on-year. The savings in revenue-driven costs for materials, as well as reduced costs for market investments and third-party services, and lower personnel costs nearly made up for the decrease in revenue in the traditional fixed-network business.

Outside Germany, adjusted EBITDA increased by 1.1 percent to EUR 0.8 billion compared with the first three quarters of 2007. The deconsolidation of T-Online France and T-Online Spain was a major factor, whereas adjusted EBITDA in Eastern Europe declined by 8.4 percent.

The special factors up to the end of the third quarter of 2008 were mainly the result of expenses for staff-related measures such as voluntary redundancy payments. In the corresponding period last year, expenses for staff-related measures were not fully offset by the gains from the disposal of T-Online France und T-Online Spain.

Broadband/ Fixed Network: EBIT

EBIT (profit from operations) decreased by 6.2 percent year-on-year to EUR 2.7 billion in the first three quarters of 2008. The negative development in international and domestic revenue was not fully offset by a reduction in revenue-related costs, lower market investments, and efficiency gains, as well as the overall positive effects of the changes in the composition of the Group. Additionally, special factors mainly driven by expenditure for staff-related measures had a negative impact on EBIT.

Broadband/ Fixed Network: Cash capex

At around EUR 1.9 billion, cash capex remained at the same level as in the first three quarters of 2007.

Broadband/ Fixed Network: Personnel

The consistent implementation of the workforce restructuring program continued to use socially responsible measures to reduce the average number of employees.

In Germany, the number of employees decreased slightly year-on-year despite the newly consolidated companies. This was due to the further use of workforce reduction measures such as partial or early retirement and voluntary redundancies, the transfer of civil servants and salaried employees to other employment opportunities, and the reassignment of staff to Group Headquarters & Shared Services. Around 4,700 employees were added at the beginning of 2008 following the reassignment of ActiveBilling and the inclusion of T-Mobile Deutschland GmbH’s call center operations in the Broadband/ Fixed Network operating segment, along with the permanent employment of former trainees.

The average number of employees outside Germany also decreased year-on-year due to deconsolidation and the improvement of performance processes.

Deutsche Telekom 1. – 3. Quartal
2008	31

Business Customers.

Business Customers: Selected KPIs

	Sept. 30, 2008	June 30, 2008	Change Sept. 30, 2008/ June 30, 2008%	Dec. 31, 2007	Change Sept. 30, 2008/ Dec. 31, 2007%	Sept. 30, 2007	Change Sept. 30, 2008/ Sept. 30, 2007%
Computing & Desktop Services
Number of servers managed and serviced (units)	49,940	41,618	20.0	39,419	26.7	36,753	35.9
Number of workstations managed and serviced (millions)	1.47	1.48	(0.7)	1.46	0.7	1.45	1.4
Systems Integration[a]
Hours billed[b] (millions)	8.2	5.6	n.a.	11.4	n.a.	8.6	(4.7)
Utilization rate[c] (%)	80.7	80.3	0.4pp	80.2	0.5p	80.2	0.5p

Percentages calculated on the basis of figures shown.

a	Domestic: excluding changes in the composition of the Group.
b	Cumulative figures at the balance sheet date.
c	Ratio of average number of hours billed to maximum possible hours billed per period.

The reporting structure of T-Systems was modified at the beginning of 2008 in line with the new operational orientation. As a result, reporting no longer shows Enterprise and Business Services. The Business Services unit is now fully integrated into Telecommunications. Computing & Desktop Services and Systems Integration were not affected by the realignment. In addition, the deconsolidation of Media&Broadcast and the reassignment of ActiveBilling to the Broadband/Fixed Network segment had a significant impact on T-Systems’ financial figures. This is a consequence of T-Systems’ focus on network-centric ICT services.

Development of business

The business customer market for ICT services again saw tough competition and intense price pressure in the first nine months of 2008. Although reported new orders decreased by 3.6 percent year-on-year, when adjusted for the effects of changes in the composition of the Group they increased by 10.6 percent compared with the first nine months of 2007. The positive development of directly comparable new order levels underlines the fact that T-Systems is on the right track with its new sales and marketing approach and its capacity for providing ICT and telecommunications services worldwide. Examples of this include the deals with Alcatel-Lucent and Stora Enso. The focus on major cross-border outsourcing contracts also contributed to T-Systems’ continued international growth. Examples of this are the large contracts with the energy and petrochemical group Royal Dutch Shell and Siemens (networking its locations in Eastern Europe), the South African insurance company Old Mutual Group (IT outsourcing) and Stora Enso (dynamic SAP service).

Deutsche Telekom 1. – 3. Quartal
2008	32

Business Customers: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	2,603	2,667	2,716	2,917	(6.9)	7,986	8,785	(9.1)	11,987
Computing & Desktop Services[a]	869	866	945	997	(5.2)	2,680	3,038	(11.8)	4,166
Systems Integration[a]	414	440	413	408	1.2	1,267	1,238	2.3	1,711
Telecommunications[a]	1,320	1,361	1,358	1,512	(10.2)	4,039	4,509	(10.4)	6,110
EBIT[b] (profit (loss) from operations)	479	(65)	(7)	26	n.a.	407	104	n.a.	(323)
Special factors affecting EBIT[b]	467	(58)	(23)	(48)	52.1	386	(72)	n.a.	(478)
Adjusted EBIT[b]	12	(7)	16	74	(78.4)	21	176	(88.1)	155
Adjusted EBIT margin[b] (%)	0.5	(0.3)	0.6	2.5		0.3	2.0		1,3
Depreciation, amortization and impairment losses	(194)	(201)	(197)	(217)	9.2	(592)	(656)	9.8	(907)
EBITDA[c]	673	136	190	243	(21.8)	999	760	31.4	584
Special factors affecting EBITDA[c]	467	(58)	(23)	(48)	52.1	386	(72)	n.a.	(478)
Adjusted EBITDA[c]	206	194	213	291	(26.8)	613	832	(26.3)	1,062
Adjusted EBITDA margin[c] (%)	7.9	7.3	7.8	10.0		7.7	9.5		8,9
Cash capex[d]	(138)	(193)	(293)	(201)	(45.8)	(624)	(623)	(0.2)	(921)
Number of employees[e]	53,129	52,254	52,387	56,499	(7.3)	52,590	56,498	(6.9)	56,566

a	The reporting structure of T-Systems was modified at the beginning of the 2008 financial year to reflect the new operational orientation. As a result, reporting no longer will show Enterprise and Business Services in future. The Business Services unit is now fully integrated into Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment.
b	EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
c	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first nine months of 2007 these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
e	Average number of employees.

Business Customers: Total revenue

Total revenue generated by the Business Customers operating segment in the first nine months of 2008 amounted to EUR 8.0 billion, a year-on-year decrease of 9.1 percent. Adjusted for effects of changes in the composition of the Group and exchange rate effects, revenue decreased by 2.2 percent year-on-year. Both internal and external revenues were affected by this trend. The positive development of international business, for instance as a result of the deal with Shell, continued in the first nine months of 2008 with an increase in revenue of 5.4 percent. In Germany, revenue declined by 12.9 percent. The decrease in domestic revenue is attributable both to the continued price erosion in the telecommunications and IT business and to the sale of Media&Broadcast and the reassignment of ActiveBilling.

Deutsche Telekom 1. – 3. Quartal
2008	33

Business Customers: Net revenue

The Business Customers operating segment generated revenue of EUR 6.2 billion in the first nine months of 2008 from business with customers outside the Deutsche Telekom Group, a decrease of 6.9 percent compared with the same period last year. Initial successes from the strategic partnership with Cognizant were not sufficient to compensate for the price-driven decrease in revenue at Systems Integration. Telecommunications also recorded a decline which was partly attributable to changes in the composition of the Group and partly to significant price erosion in the voice and data business. The increase in IP revenues was not sufficient to offset this development. Despite deconsolidation effects, net revenue from Computing & Desktop Services nevertheless remained at the prior-year level. The contracts won in this segment partially offset falling prices in the mainstream IT business at Computing & Desktop Services.

Business Customers: EBITDA, adjusted EBITDA

In the first nine months of 2008, the Business Customers operating segment generated EBITDA of EUR 1.0 billion. The year-on-year increase of EUR 0.2 billion is mainly attributable to the gain from the sale of Media&Broadcast. The decline in revenue had a negative effect on EBITDA development. Adjusted EBITDA declined by 26.3 percent, mainly as a result of ongoing price and competitive pressure as well as the deconsolidation of Media&Broadcast and the reassignment of ActiveBilling. Adjusted for these effects of changes in the composition of the Group and exchange rate effects, adjusted EBITDA was EUR 0.6 billion, EUR 0.1 billion or 7.9 percent lower than in the same period last year. T-Systems was unable to fully offset this decrease despite a cost-cutting and efficiency program.

Business Customers: EBIT, adjusted EBIT

EBIT (profit/loss from operations) in the reporting period amounted to EUR 0.4 billion. The increase of EUR 0.3 billion is primarily due to the gain from the sale of Media&Broadcast. Adjusted EBIT declined by 88.1 percent year-on-year, mainly as a result of the decrease in revenue as well as changes in the composition of the Group.

Business Customers: Cash capex

At EUR 0.6 billion, cash capex in the reporting period remained at the prior-year level. The development of cash capex is mainly attributable to the transfer of non-current assets in connection with the large-scale contract with the oil company Royal Dutch Shell. Investments in Centrica were primarily responsible for the development of cash capex in the prior year.

Business Customers: Personnel

The average headcount in the Business Customers operating segment declined by 3,908 to 52,590, a decrease of 6.9 percent compared with the same period last year. The sale of Media&Broadcast and the reassignment of ActiveBilling to the Broadband/Fixed Network operating segment at the beginning of 2008 reduced the number of employees by approximately 3,000 compared with the corresponding prior-year period. The remaining reduction is due to the staff restructuring measures initiated in 2007. As a result, the average number of employees in Germany declined by 5,911 year-on-year to 34,757, a decrease of 14.5 percent. The average headcount abroad rose by 2,003 – an increase of 12.7 percent. This was mainly attributable to the internationalization strategy.

Deutsche Telekom 1. – 3. Quartal
2008	34

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the operating segments. The Shared Services unit mainly consists of the Real Estate Services unit, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. In addition, Group Headquarters & Shared Services includes the shared services and headquarters functions of Magyar Telekom.

Deutsche Telekom sold its wholly owned subsidiary DeTeImmobilien, which provides real estate services for Deutsche Telekom, to the Austrian company Strabag SE in the third quarter of 2008 as part of its strategy of focusing on its core business. Far-reaching agreements have been reached to safeguard the jobs of the 5,900 or so DeTeImmobilien employees and to determine their pay and benefits. Deutsche Telekom’s real estate is not affected by the sale.

During the third quarter of 2008, Deutsche Telekom Accounting GmbH, which was set up on April 1, 2008, continued to efficiently bundle the accounting functions that were previously assigned to the operating segments in a shared service center in an effort to modernize and improve the efficiency of its financial accounting and leverage economies of scale by consolidating its sites. The new company successfully completed its first location migrations, thus initiating the intended cost improvement process.

In the third quarter of 2008, Vivento, Deutsche Telekom’s personnel service provider, systematically continued its activities to secure additional external employment opportunities for civil servants and employees, predominantly in the public sector, as well as sustainable placement management to support staff restructuring.

Vivento had around 8,500 employees at the end of the reporting period. This figure comprises around 500 of Vivento’s own staff including management, approximately 3,100 call center unit employees, around 2,500 employees assigned to projects set up together with the German Federal Employment Agency and in other positions, mainly in the public sector, as well as around 2,400 additional transferees. External deployment at normal market terms and conditions is intended to partially refinance the personnel costs of employees assigned.

In the reporting period, around 3,700 employees left Vivento to pursue new employment opportunities. Approximately 32,000 employees have thus found jobs outside Vivento since its formation. Some 2,000 additions to Vivento were recorded during the first nine months of the 2008 financial year, bringing the number of Deutsche Telekom staff transferred to Vivento since its formation to some 40,500. The employment rate remained high in the first nine months of 2008. During the reporting period, around 81 percent of the approximately 8,000 employees (excluding Vivento's own staff and management) were in employment or undergoing training.

Deutsche Telekom 1. – 3. Quartal
2008	35

Group Headquarters & Shared Services: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	884	915	928	966	(3.9)	2,727	2,906	(6.2)	3,868
EBIT (loss from operations)	(277)	(305)	(260)	(401)	35.2	(842)	(866)	2.8	(1,973)
EBIT margin (%)	(31.3)	(33.3)	(28.0)	(41.5)		(30.9)	(29.8)		(51.0)
Depreciation, amortization and impairment losses	(177)	(250)	(188)	(311)	39.5	(615)	(682)	9.8	(967)
EBITDA[a]	(100)	(55)	(72)	(90)	20.0	(227)	(184)	(23.4)	(1,006)
Special factors affecting EBITDA[a]	(75)	(15)	(228)	(53)	n.a.	(318)	(193)	(64.8)	(898)
Adjusted EBITDA[a]	(25)	(40)	156	(37)	n.a.	91	9	n.a.	(108)
Adjusted EBITDA margin[a] (%)	(2.8)	(4.4)	16.8	(3.8)		3.3	0.3		(2.8)
Cash capex[b]	(103)	(100)	(101)	(101)	n.a.	(304)	(300)	(1.3)	(471)
Number of employees[c]	23,737	24,297	24,311	25,961	(6.4)	24,115	27,503	(12.3)	27,023
Of which: at Vivento[d]	8,400	8,200	8,500	10,700	(20.6)	8,500	10,700	(20.6)	10,200

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 75 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.
d	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Deutsche Telekom 1. – 3. Quartal
2008	36

Group Headquarters & Shared Services: Total revenue

Total revenue generated in the Group Headquarters & Shared Services operating segment decreased by 6.2 percent year-on-year in the first nine months of the 2008 financial year. The main factor behind this trend was the revenue decrease at Vivento due to the sale of Vivento Technical Services GmbH (VTS) operations, the disposal of call center locations of Vivento Customer Services GmbH, and price cuts in the call center unit. In addition, revenue fell year-on-year in the Real Estate Services unit. This decline was mainly attributable to the revenue shortfall at Deutsche Funkturm GmbH, which was partially offset by volume-driven growth in revenue at Power and Air Condition Solution Management GmbH & Co. KG. DeTeFleetServices GmbH’s fleet business recorded revenue growth on the back of higher proceeds from vehicle sales as part of a regular replacement process. Deutsche Telekom Accounting GmbH, which was established in the reporting period, additionally generated revenue from charging the operating segments for accounting services.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

Adjusted EBITDA of the Group Headquarters & Shared Services operating segment improved significantly in the reporting period compared with the first nine months of 2007. This is primarily attributable to higher EBITDA achieved by the Real Estate Services unit, which is mainly the result of two effects: firstly, income from the reclassification of real estate from assets held for sale to non-current assets and, secondly, income from the recognition of a receivable for an electricity tax reimbursement. The sale of the VTS operations, the disposal of call center locations, and a year-on-year reduction in headcount due to the staff fluctuation at Vivento also had a positive effect. These factors contributing to the improvement in EBITDA were partly offset by lower earnings from real estate sales and the decline in revenue following price cuts in the call center unit. Special factors affecting EBITDA rose by EUR 0.1 billion year-on-year. In the reporting period, these mainly consisted of expenses for the disposal of DeTeImmobilien and other call centers. In the prior-year period, the special factors were dominated by expenses for the sale of call center locations.

Group Headquarters & Shared Services: EBIT

Loss from operations (EBIT) was reduced by EUR 24 million compared with the prior-year period. This is mainly due to the substantial improvement in adjusted EBITDA and the decrease in depreciation, amortization and impairment losses, which principally affect Deutsche Telekom AG’s real estate assets. The increase in special factors had a negative effect.

Group Headquarters & Shared Services: Personnel

The average number of employees in the reporting period was 24,115. The decrease by 3,388 employees compared with the first nine months of 2007 is primarily attributable to the continued staff reduction at Vivento, which is mainly due to the sale of the VTS operations and the disposal of call center locations.

Deutsche Telekom 1. – 3. Quartal
2008	37

Risks and opportunities.

This section provides an overview of important new aspects of risks and opportunities since the publication of Deutsche Telekom AG’s 2007 Annual Report and Interim Group Report as of June 30, 2008.

Financial market crisis.

Under Deutsche Telekom’s current investment policy cash is deposited with a diversified group of counterparties and increasingly has short maturities. For this reason, Deutsche Telekom does not currently consider the Group to be facing any significant risks as a result of the banking crisis. There are also no significant exposures from derivatives.

However, there are two indirect risks from the financial market crisis that are affecting refinancing for the Group:

•	In the current environment, new issues are only possible in much smaller volumes and within very limited windows of opportunity.

•

The banking crisis is also impacting on the extension of bilateral credit lines. Especially institutions that are split up or taken over by other banks are not likely to extend their credit lines. As a result, the number of facilities available to Deutsche Telekom will decrease over time. Nevertheless, with the exception of the insolvent Lehman Brothers Commercial Paper Inc., these credit lines will be available to Deutsche Telekom for another two years. Deutsche Telekom’s bilateral credit lines currently total EUR 16.8 billion.

Data privacy.

•

Recently, cases of data misuse have come to light, including the theft of the data of several million customers at T-Mobile. The public prosecutor’s office is still investigating. Comprehensive measures to improve data security and transparency have been initiated. For further information, please refer to the “Outlook” section.

Deutsche Telekom files action against ruling on IP-BSA charges.

•

By virtue of its ruling dated May 13, 2008 and its amending decision dated May 26, 2008, the Federal Network Agency has stipulated for the period up to June 30, 2009 the charges for IP-Bitstream Access (IP-BSA) ADSL and IP-BSA ADSL Stand Alone (SA). On June 13, 2008, Deutsche Telekom filed an action against the ruling with the Cologne Administrative Court and initiated expedited proceedings. In its ruling dated August 4, 2008, the Court refused to allow the expedited proceedings because of a balancing of interests. The ruling has legal force, although the principal action is still pending and its chances of success have not been prejudiced by the Court. The clarification of the central legal issue will therefore be reserved for the principal proceedings.

Application for new interconnection charges filed with Federal Network Agency.

•

On September 19, 2008, Deutsche Telekom applied for new interconnection charges to the Federal Network Agency. According to the application, competitors are to pay 0.47 eurocents (previously 0.43) and 0.78 eurocents (previously 0.71) per minute respectively for calls to the two main rate zones “local” and “single transit,” starting December 1, 2008. The charge for the “double transit” rate zone is to be brought in line with that for the “single transit” zone, i.e., 0.78 eurocents per minute (previously 1.08). By requesting an overall rise in interconnection charges, Deutsche Telekom is responding to the development in the PSTN. Traffic volumes in Deutsche Telekom’s traditional voice network have fallen by an average of around 10 percent a year since 2002. The main reasons are that an increasing number of people use mobile communications for their calls or choose alternative fixed-network operators, and narrowband Internet is losing significance. The Federal Network Agency is expected to rule on the application on November 30, 2008.

Deutsche Telekom 1. – 3. Quartal
2008	38

For additional explanations regarding the risk and opportunity situation, please refer to the other risks and opportunities identified in the management report as of December 31, 2007, the Interim Report as of June 30, 2008, and the Annual Report on Form 20-F. Readers are also referred to the Disclaimer at the end of this report.

Deutsche Telekom 1. – 3. Quartal
2008	39

Outlook.

Significant events after the balance sheet date (September 30, 2008).

Group

EU Commission gives unconditional approval to Deutsche Telekom’s investment in the Greek telecommunications group OTE.

•

The EU Commission in Brussels gave its unconditional approval to Deutsche Telekom’s investment in Hellenic Telecommunications S.A. (OTE) on October 2, 2008. In May 2008, the Greek government and Deutsche Telekom signed a shareholders’ agreement regarding an investment in OTE. Deutsche Telekom acquired additional 3 percent of OTE’s shares from the Hellenic Republic effective November 5, 2008 as agreed, increasing its stake to 25 percent plus one vote. After completion of all stages of the transaction, the two parties together will hold a majority of 50 percent plus two votes in OTE. Previously, the Greek parliament, the Greek Inter-Ministerial Privatization Committee and the Supervisory Board of Deutsche Telekom had approved the agreement.

Deutsche Telekom creates new Board department to reinforce data privacy.

•

Deutsche Telekom resolved a comprehensive package of measures to improve data privacy and transparency. As part of this package, the Supervisory Board of Deutsche Telekom approved the Board of Management’s proposal to set up a seventh Board of Management department. This department will combine data privacy, legal affairs and compliance within one area of responsibility and significantly reinforce them. The Supervisory Board of Deutsche Telekom AG has appointed Dr. Manfred Balz as the Board member responsible for the new Data Privacy, Legal Affairs and Compliance department as of October 22, 2008.

•

In addition, the Group launched the website www.telekom.com/datenschutz (German only) to provide information on the current status of data privacy at Deutsche Telekom in Germany. To increase transparency even further, the Group will produce an annual data privacy report and set up an independent data privacy council. In future, Deutsche Telekom will have its customer systems certified for data privacy by independent providers and analyzed for security risks. For operational data privacy, access to customer data will be more restricted and systematically logged and administrators will be more closely monitored. In order to protect the data of particularly vulnerable individuals, there are plans to develop a concept in cooperation with the Federal Criminal Police Office and the police. With this package of measures, Deutsche Telekom is leading the way in highlighting the importance of data privacy in the information society.

Strategic realignment of Deutsche Telekom’s Business Customer segment.

•

Deutsche Telekom is systematically continuing to restructure the Group and is simplifying its sales organization in the various Business Customer segments. In future, T-Home, Sales & Service Deutschland will manage Deutsche Telekom’s business customers, which total around 160,000. T-Systems will focus solely on ICT solution business with Deutsche Telekom’s approximately 400 national and international key accounts, and will also be the first point of contact for public-sector customers and the healthcare sector. The realignment of the Business Customer segments reinforces both business customer business and top customer business in equal measure, and is an important milestone in establishing the Company’s leading market position in Germany. On November 4, 2008, the Supervisory Board of Deutsche Telekom decided to consolidate its business customer approach at T-Home, Sales & Service. The aim of this decision is to continue to expand business customer business by offering a competitive, customer-oriented range of services from a single source.

Deutsche Telekom 1. – 3. Quartal
2008	40

Mobile Communications Europe

T-Mobile UK exclusively launches the Google Android cell phone T-Mobile G1.

•

On October 30, 2008 T-Mobile UK became the first European T-Mobile company to exclusively market the state-of-the-art and much-coveted Google Android cell phone T-Mobile G1. Approximately 25,000 customers had placed advanced orders before marketing even began. This handset takes T-Mobile on a whole new course in mobile communications. The T-Mobile G1 combines high-speed access to the mobile Internet with the Android open source mobile software which gives customers unrestricted access to applications and free software developed by third parties. It will be launched from the first quarter of 2009 in other European countries including Germany, Austria, the Czech Republic and the Netherlands.

Mobile Communications USA

T-Mobile USA further expands commercial 3G network availability.

•

T-Mobile USA continues to aggressively expand the third-generation (3G) wireless broadband service. On October 30, 2008, T-Mobile added Washington D.C. as the latest major population center to benefit from T-Mobile USA’s 3G service. By the end of November 2008, the number of locations with T-Mobile’s 3G coverage will amount to more than 120 major cities nationwide.

Broadband/ Fixed Network

New location concept for call centers.

•

Deutsche Telekom Kundenservice GmbH has proposed a plan to modernize and consolidate its service center structure in order to strengthen its market position. To this end, Deutsche Telekom AG intends to invest some EUR 70 million in improving the infrastructure. As no agreement has been reached on a reconciliation of interests or a social plan in previous negotiations, the Company has referred the matter to the conciliation committee.

Network production – technical competencies bundled.

•

Deutsche Telekom will transfer its four technical centers to Deutsche Telekom Netzproduktion GmbH (DT NP) as of December 1, 2008. This will bundle responsibility for the technology core business and increase the economic performance of network production in the interests of customers. Some 6,000 employees across Germany will be transferred to DT NP. The objective is to apply the protection arrangements negotiated by Telekom Service in the previous year, such as protection against compulsory redundancies until the end of 2012 and against outsourcing until 2010. Talks with employee representatives will begin soon.

T-Home honored as best Internet provider.

•

Stiftung Warentest (edition 11/2008) rated T-Home as the best Internet provider on the German market. Deutsche Telekom won the Best in Test award well ahead of other providers as the only provider to achieve a score of “good.” In addition to basic services such as Internet access quality and the time it takes for the access to be activated, the test covered additional services like e-mail accounts and homepages. Stiftung Warentest also took a close look at the range of information available as well as customer care and support both over the phone and via e-mail.

Business Customers

T-Systems wins contract for the public authorities’ phone number 115.

•

The Federal Ministry of the Interior has awarded T-Systems a contract for the “universal public authorities’ phone number 115.” D115, as the project is called, will provide the public with a single phone number to reach public authorities throughout Germany. The intention is to make it easier to find the right point of contact at public authorities for questions about parents’ child allowance or forms, ID cards or registry office appointments, for example. Deutsche Telekom will set the number up in all fixed, mobile and IP networks, take all the calls from the various networks and forward them to dtms GmbH, the Mainz-based telecommunications company that is responsible for putting callers through to the municipal service centers. Deutsche Telekom’s role includes coordinating the transfer prices between the individual network operators.

Deutsche Telekom 1. – 3. Quartal
2008	41

Group Headquarters & Shared Services

Further sites of Vivento Customer Services GmbH sold.

•

Deutsche Telekom sold five Vivento Customer Services GmbH sites to the D+S europe group in October 2008. Operations in Berlin, Leipzig, Gera, Göttingen and Rottweil are scheduled to be transferred as of December 1, 2008. Together with the transfer of operations, the parties also agreed a five-year order commitment. Deutsche Telekom has thus safeguarded the jobs of the employees at these sites in the long term. The transaction is subject to approval by the Federal Cartel Office.

Deutsche Telekom 1. – 3. Quartal
2008	42

Development of revenue and profits.5

Market expectations

The overall encouraging development in Deutsche Telekom’s international sales markets continues. Extremely fierce competition and further price erosion in the telecommunications industry, however, will continue to affect developments in Deutsche Telekom’s domestic sales markets.

Deutsche Telekom faces the challenges

Deutsche Telekom is responding to continuous technological change and tough competition in its sales markets by taking targeted measures. The most important of these are:

•

Improvements to the service culture and processes, investments in future product areas, and simplification of the product range and pricing models tailored to target groups, with the aim of safeguarding existing customer relationships in the long term and attracting new customers.

•	Cost-cutting measures and further rationalization investments in more cost-effective IP networks.

•

Continuation of measures to adjust the workforce structure. The necessary staff reduction will be primarily implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements, and severance and voluntary redundancy payments.

•	Targeted consolidation in markets where Deutsche Telekom currently has a presence, but also activities outside these markets to leverage international economies of scale and synergies.

•

Proactive participation in important trends (mobile Internet, Web 2.0) through proprietary innovations, partnerships with other providers to integrate popular Internet services, and entrepreneurial involvement in related products and concepts.

All these measures are based on the “Focus, fix and grow” strategy which contributes sustainably to the positive development of revenue and profit and to safeguarding cash flow. The strategy therefore supports Deutsche Telekom’s efforts to continue offering its shareholders an attractive dividend. Deutsche Telekom’s finance management makes it possible to consistently implement this strategy – in spite of the fact that refinancing possibilities are currently limited due to the global financial market crisis.

General statement on business development in the Group

Deutsche Telekom aims to again achieve positive results for the entire Group.

5	Outlook – in particular the following forecasts for the development of revenue and profit—contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2008 and 2009. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives, are described in the “Risk and opportunities management” section in the management report and in the “Forward Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of the Annual Report as well as in the chapter “Risks and opportunities” of this Interim Group Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

Mobile Communications Europe

Deutsche Telekom expects customer numbers at Mobile Communications Europe to continue increasing and that the positive revenue and profit trends will also continue. A key growth driver is the range of innovative data services, especially an enhanced web’n’walk offering with new mobile devices and attractive rate plans.

Deutsche Telekom 1. – 3. Quartal
2008	43

In addition, the full consolidation of Orange Nederland and Online has a positive impact on growth. Furthermore, cost savings should contribute positively to earnings trends.

Regulatory intervention, such as the regulation of data and text message roaming planned by the European Commission or the proposed EU recommendation on cost regulation of termination charges in mobile communications, legislative decisions and exchange rate risks may have a negative impact on revenue and profits.

The Group’s capital expenditure activities in the 2008 financial year will continue to focus primarily on its mobile communications business. In Europe, key areas will include improvements in the quality of the GSM networks and the further roll-out of the UMTS networks.

Mobile Communications USA

Deutsche Telekom expects continued revenue and profit growth for the Mobile Communications USA operating segment on a U.S. dollar basis, primarily due to the high rate of increase in customer numbers. An important driver of revenue growth is the inclusion of SunCom since February 22, 2008. The ongoing development of innovative data services will also support growth.

The development of the U.S. dollar exchange rate, however, may continue to significantly affect revenue and profit on a euro basis.

The focus of capital expenditure in the United States is on the improvement of network quality and coverage as well as the roll-out of 3G mobile networks.

Broadband/ Fixed Network

Deutsche Telekom will defend its market leadership in the broadband business. The number of broadband lines should increase, partly as a result of strong market growth and a successful market strategy.

“Entertain” products introduced in 2007 will continue to be expanded with the inclusion of new features and new rates in order to open up the mass market. Market shares in the traditional fixed network business will continue to be lost as a result of competition and technological developments.

With its quality and service campaign, the Broadband/Fixed Network operating segment is focusing in 2008 on safeguarding and defending its core voice and access business, and broadband market leadership. In addition, Deutsche Telekom is focusing on addressing growth areas with new products, for instance, an innovative IP connection that will offer many additional functions such as video telephony. Moreover, steps have been taken to reduce costs further along the entire value chain of the Broadband/Fixed Network operating segment.

Against this background, Deutsche Telekom expects the negative revenue and earnings trend in the Broadband/Fixed Network operating segment to slow in the medium term.

As far as infrastructure is concerned, Deutsche Telekom is continuing to expand the high-speed network in 2008. Other investments in network coverage and the performance of the existing IP network infrastructure are also planned.

Business Customers

The Business Customers operating segment is focused on network-centric ICT services in 2008. As a result of this strategy, in January 2008 T-Systems’ subsidiary Media&Broadcast was sold and ActiveBilling, which manages Deutsche Telekom’s receivables, was transferred to the Broadband/Fixed Network operating segment. Deutsche Telekom has entered into a partnership with Cognizant to strengthen its systems

Deutsche Telekom 1. – 3. Quartal
2008	44

integration business. The partnership will give Deutsche Telekom access to additional specialists to support its customers and will increase competitiveness through the use of the offshore resources, both for existing business customers and for new global customer projects.

In the course of next year, revenue and profit trends are expected to stabilize in the Business Customers operating segment in view of the measures described together with changes in the composition of the Group.

Group Headquarters & Shared Services

Earnings at Group Headquarters & Shared Services will be negatively affected primarily by the performance of Vivento (mainly in securing external employment opportunities for civil servants and salaried employees, especially in the public sector). In addition, measures taken to centralize functions will initially have a negative effect. In this context, the systematic continuation of cost-cutting measures is expected to lead to efficiency gains in the coming years.

Deutsche Telekom 1. – 3. Quartal
2008	45

Interim consolidated financial statements.

Consolidated income statement.

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of € [a]	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €[a]	Change %	FY 2007 millions of €[a]
Net revenue	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516

Cost of sales	(8,248)	(8,607)	4.2	(24,912)	(25,817)	3.5	(35,337)
Gross profit	7,206	7,086	1.7	20,645	20,904	(1.2)	27,179

Selling expenses	(3,948)	(4,064)	2.9	(11,467)	(12,076)	5.0	(16,644)
General and administrative expenses	(1,230)	(996)	(23.5)	(3,563)	(3,224)	(10.5)	(5,133)
Other operating income	600	362	65.7	1,613	1,250	29.0	1,645
Other operating expenses	(315)	(477)	34.0	(749)	(1,105)	32.2	(1,761)
Profit from operations	2,313	1,911	21.0	6,479	5,749	12.7	5,286

Finance costs	(556)	(606)	8.3	(1,898)	(1,949)	2.6	(2,514)
Interest income	81	68	19.1	239	184	29.9	261
Interest expense	(637)	(674)	5.5	(2,137)	(2,133)	(0.2)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	60	29	n.a.	76	42	81.0	55
Other financial income (expense)	(183)	(127)	(44.1)	(510)	(331)	(54.1)	(374)
Profit (loss) from financial activities	(679)	(704)	3.6	(2,332)	(2,238)	(4.2)	(2,833)

Profit before income taxes	1,634	1,207	35.4	4,147	3,511	18.1	2,453

Income taxes	(553)	(776)	28.7	(1,459)	(1,765)	17.3	(1,373)
Profit after income taxes	1,081	431	n.a.	2,688	1,746	54.0	1,080

Profit (loss) attributable to minority interests	186	175	6.3	475	425	11.8	509
Net profit (profit (loss) attributable to equity holders of the parent)	895	256	n.a.	2,213	1,321	67.5	571

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/ Accounting policies.”

Earnings per share

	Third quarter of 2008			First three quarters of 2008
	Q3 2008	Q3 2007[a]	Change %	Q1 - Q3 2008	Q1 - Q3 2007[a]	Change %	FY 2007[a]
Earnings per share/ADS
Basic (€)	0.21	0.06	n.a.	0.51	0.30	70.0	0.13
Diluted (€)	0.21	0.06	n.a.	0.51	0.30	70.0	0.13

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/ Accounting policies.”

Deutsche Telekom 1. – 3. Quartal
2008	46

Consolidated balance sheet.

	Sept. 30, 2008 millions of €	Dec. 31, 2007 millions of €[a]	Change millions of €	Change %	Sept. 30, 2007 millions of €[a]
Assets
Current assets	16,286	15,945	341	2.1	16,105
Cash and cash equivalents	3,111	2,200	911	41.4	3,450
Trade and other receivables	7,369	7,696	(327)	(4.2)	7,701
Current recoverable income taxes	132	222	(90)	(40.5)	234
Other financial assets	2,284	2,019	265	13.1	1,485
Inventories	1,308	1,463	(155)	(10.6)	1,149
Non-current assets and disposal groups held for sale	426	1,103	(677)	(61.4)	611
Other assets	1,656	1,242	414	33.3	1,475
Non-current assets	107,099	104,728	2,371	2.3	104,644
Intangible assets	55,293	54,404	889	1.6	54,300
Property, plant and equipment	41,502	42,531	(1,029)	(2.4)	42,621
Investments accounted for using the equity method	2,820	118	2,702	n.a.	190
Other financial assets	896	599	297	49.6	634
Deferred tax assets	6,035	6,610	(575)	(8.7)	6,456
Other assets	553	466	87	18.7	443

Total assets	123,385	120,673	2,712	2.2	120,749

Liabilities and shareholders’ equity
Current liabilities	22,724	23,215	(491)	(2.1)	21,128
Financial liabilities	9,396	9,075	321	3.5	8,239
Trade and other payables	6,035	6,823	(788)	(11.5)	5,866
Income tax liabilities	491	437	54	12.4	567
Other provisions	3,057	3,365	(308)	(9.2)	2,861
Liabilities directly associated with non-current assets and disposal groups held for sale	0	182	(182)	—	29
Other liabilities	3,745	3,333	412	12.4	3,566
Non-current liabilities	55,846	52,213	3,633	7.0	53,496
Financial liabilities	37,179	33,831	3,348	9.9	34,888
Provisions for pensions and other employee benefits	5,347	5,354	(7)	(0.1)	6,276
Other provisions	3,314	3,665	(351)	(9.6)	2,853
Deferred tax liabilities	6,957	6,675	282	4.2	6,938
Other liabilities	3,049	2,688	361	13.4	2,541
Liabilities	78,570	75,428	3,142	4.2	74,624
Shareholders’ equity	44,815	45,245	(430)	(1.0)	46,125
Issued capital	11,165	11,165	0	0.0	11,164
Capital reserves	51,525	51,524	1	0.0	51,515
Retained earnings including carryforwards	(18,944)	(16,218)	(2,726)	(16.8)	(16,909)
Other comprehensive income	(4,352)	(4,907)	555	11.3	(4,027)
Net profit	2,213	571	1,642	n.a.	1,321
Treasury shares	(5)	(5)	0	0.0	(5)
Equity attributable to equity holders of the parent	41,602	42,130	(528)	(1.3)	43,059
Minority interests	3,213	3,115	98	3.1	3,066

Total liabilities and shareholders’ equity	123,385	120,673	2,712	2.2	120,749

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Deutsche Telekom 1. – 3. Quartal
2008	47

Consolidated cash flow statement.

	Third quarter of 2008		First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €[a]	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €[a]	FY 2007 millions of €[a]
Profit after income taxes	1,081	431	2,688	1,746	1,080

Depreciation, amortization and impairment losses	2,581	3,009	7,936	8,527	11,611
Income tax expense (benefit)	553	776	1,459	1,765	1,373
Interest income and interest expenses	556	606	1,898	1,949	2,514
Other financial (income) expense	183	127	510	331	374
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(60)	(29)	(76)	(42)	(55)
Profit on the disposal of fully consolidated subsidiaries	48	(122)	(451)	(331)	(379)
Other non-cash transactions	28	22	(44)	6	124
(Gain) loss from the disposal of intangible assets and property, plant and equipment	14	47	41	(96)	(42)
Change in assets carried as working capital	308	(18)	177	(867)	(1,072)
Change in provisions	(65)	288	(421)	96	1,825
Change in other liabilities carried as working capital	(243)	74	(361)	(1,219)	(1,391)
Income taxes received (paid)	(107)	403	(375)	356	171
Dividends received	6	6	45	15	36
Cash generated from operations	4,883	5,620	13,026	12,236	16,169
Interest paid	(844)	(816)	(2,590)	(2,996)	(4,005)
Interest received	246	333	862	1,112	1,550

Net cash from operating activities	4,285	5,137	11,298	10,352	13,714

Cash outflows for investments in
Intangible assets	(437)	(322)	(1,005)	(762)	(1,346)
Property, plant and equipment	(1,700)	(1,364)	(4,761)	(4,531)	(6,669)
Non-current financial assets	(119)	(13)	(2,802)	(94)	(264)
Investments in fully consolidated subsidiaries and business units	(2)	(5)	(1,030)	(7)	(1,547)
Proceeds from disposal of
Intangible assets	(11)	8	15	29	39
Property, plant and equipment	59	107	241	628	722
Non-current financial assets	(39)	4	93	93	133
Investments in fully consolidated subsidiaries and business units	(7)	317	736	785	888
Net change in short-term investments and marketable securities and receivables	(38)	82	(202)	344	(60)
Other	(215)	15	(231)	47	50

Net cash used in investing activities	(2,509)	(1,171)	(8,946)	(3,468)	(8,054)

Proceeds from issue of current financial liabilities	9,703	8,021	37,915	28,138	32,514
Repayment of current financial liabilities	(12,042)	(10,401)	(41,503)	(31,705)	(35,259)
Proceeds from issue of non-current financial liabilities	1,979	217	6,199	1,513	1,586
Repayment of non-current financial liabilities	(29)	(180)	(85)	(237)	(1,020)
Dividend payments	(195)	(217)	(3,897)	(3,719)	(3,762)
Proceeds from the exercise of stock options	1	—	3	11	24
Repayment of lease liabilities	(33)	(45)	(110)	(144)	(208)

Net cash used in financing activities	(616)	(2,605)	(1,478)	(6,143)	(6,125)

Effect of exchange rate changes on cash and cash equivalents	(3)	(57)	37	(56)	(100)
Net increase (decrease) in cash and cash equivalents	1,157	1,304	911	685	(565)
Cash and cash equivalents, at the beginning of the period	1,954	2,146	2,200	2,765	2,765
Cash and cash equivalents, at end of the period	3,111	3,450	3,111	3,450	2,200

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/ Accounting policies.”

Deutsche Telekom 1. – 3. Quartal
2008	48

Statement of recognized income and expense.

	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €[a]	FY 2007 millions of €[a]
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	1	0	(1)
Recognition of other comprehensive income in income statement	0	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	92	(77)	(118)
Recognition of other comprehensive income in income statement	(14)	(5)	3
Revaluation due to business combinations	(97)	(137)	(142)
Exchange differences on translation of foreign subsidiaries	718	(1,659)	(2,510)
Other income and expense recognized directly in equity	101	120	160
Actuarial gains and losses from defined benefit plans and other employee benefits	0	0	923
Deferred taxes on items in other comprehensive income	(24)	29	(228)

Income and expense recognized directly in equity	777	(1,730)	(1,914)

Profit after income taxes	2,688	1,746	1,080

Recognized income and expense	3,465	16	(834)

Minority interests	608	428	512
Equity attributable to equity holders of the parent	2,857	(412)	(1,346)

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/ Accounting policies.”

Deutsche Telekom 1. – 3. Quartal
2008	49

Selected explanatory notes.

Accounting policies.

In accordance with § 37x (3) of the Securities Trading Act (Wertpapierhandelsgesetz—WpHG), Deutsche Telekom AG’s quarterly financial report comprises interim consolidated financial statements and an interim management report for the Group. The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable to interim financial reporting as adopted by the EU. The interim management report for the Group was prepared in accordance with the applicable provisions of the WpHG.

Deutsche Telekom 1. – 3. Quartal
2008	50

Statement of compliance

The interim consolidated financial statements for the period ended September 30, 2008 are in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2007. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. As such, this Interim Group Report is also in compliance with the IFRSs as published by the IASB.

In the opinion of the Board of Management, the reviewed quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2007 for the accounting policies applied for the Group’s financial reporting.

Deutsche Telekom adopted IFRS 8 “Operating Segments” starting with the consolidated financial statements as of December 31, 2007. Deutsche Telekom has adjusted the comparative amounts disclosed in the segment reporting for the reporting period as if IFRS 8 had always been applied.

Deutsche Telekom adopted a change to the accounting policies for service concessions under IAS 8 effective June 30, 2008. They are now accounted for in accordance with the regulations in the interpretation IFRIC 12 “Service Concession Rights.” Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services to private sector entities as operators. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial asset or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If, however, the consideration the operator receives from the grantor is a right to impose charges upon users, which does not represent an absolute right to receive payments, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is also possible. For Deutsche Telekom’s consolidated financial statements, this change in accounting policies is relevant to the operations of the Toll Collect group. Toll Collect is an associate accounted for using the equity method. This change in accounting policy is applied retrospectively. The prior-year comparatives have been adjusted accordingly. This change in accounting policies has no material effect on the presentation of the results of operations and financial position of the Group.

In October 2008, the IASB amended IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures.” The European Union endorsed the amendments in October 2008. The amendments to IAS 39 allow an entity to reclassify certain non-derivative financial instruments measured at fair value to another measurement category. The amended IFRS 7 requires additional disclosures for any financial asset reclassified. The amendments are effective retroactively from July 1, 2008. In the reporting period, Deutsche Telekom did not hold any financial assets eligible for reclassification under the amendment to IAS 39 in its portfolio. The application of the amended IAS 39 and IFRS 7 therefore has no effect on the presentation of the results of operations and financial position of the Group.

Deutsche Telekom 1. – 3. Quartal
2008	51

Business combinations.

Deutsche Telekom took over full control of SunCom Wireless Holdings, Inc., Berwyn, United States (SunCom) on February 22, 2008 after the Group company T-Mobile USA Inc. acquired 100 percent of shares in the company. The acquisition of SunCom is part of the “Focus, fix and grow” strategy. With the acquisition of SunCom, T-Mobile USA is expanding the coverage of its own mobile communications network to the Southeastern United States as well as the Caribbean. SunCom’s customer base is spread over the U.S. states of North Carolina, South Carolina, Tennessee and Georgia, as well as Puerto Rico and the U.S. Virgin Islands. Like T-Mobile, the company operates its mobile communications network based on GSM/ GPRS/EDGE. The T-Mobile group had been offering mobile communications services to its customers in these regions since 2004 under a roaming agreement with SunCom.

The acquisition cost of the business combination, including costs directly attributable to it, as of the acquisition date was USD 1.6 billion (EUR 1.1 billion). Cash and cash equivalents in the amount of EUR 52 million were acquired in conjunction with the purchase of SunCom. On the basis of the final purchase price allocation, the business combination with SunCom resulted in goodwill of EUR 0.9 billion. This goodwill arises from synergies the merger of the two companies is expected to generate, particularly through the reduction of roaming costs, as well as marketing synergies. In addition, this goodwill reflects the overall growth opportunities for T-Mobile USA and Mobile Communications as a growth area created by the larger customer base and the expansion of the mobile communications network.

The fair values of SunCom’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	2,057	1,097

Current assets	243	255

Cash and cash equivalents	52	52
Financial assets	114	114
Trade and other receivables	54	55
Other assets	23	34

Non-current assets	1,814	842

Intangible assets	1,333	555
Of which: goodwill	883	60
Property, plant and equipment	146	274
Other assets	335	13

Liabilities	977	925

Current liabilities	792	759

Financial liabilities	678	655
Trade and other payables	36	36
Other liabilities	78	68

Non-current liabilities	185	166

Financial liabilities	—	—
Other liabilities	185	166

SunCom was included in Deutsche Telekom’s consolidated financial statements for the first time as of February 22, 2008. The Group’s net revenue in the reporting period increased by EUR 319 million as a result. Had the business combination already occurred on January 1, 2008, net revenue would have been EUR 84 million higher. Net profit of the Group for the current period includes a net profit at SunCom of EUR 6 million. If the business combination had been executed effective January 1, 2008, the Group’s net profit would have been reduced by EUR 6 million, the amount of the net loss at SunCom.

Deutsche Telekom 1. – 3. Quartal
2008	52

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or were only partially, included in the consolidated financial statements for the first nine months of 2007. These were primarily T-Mobile Netherlands (formerly Orange Nederland), which was included in the consolidated financial statements for the first time as of October 1, 2007, and ImmobilienScout GmbH, which was fully consolidated for the first time as of November 1, 2007. In addition, SunCom, which was acquired in the first quarter of the reporting period, was included in the consolidated financial statements for the first time effective February 22, 2008. Compared with the first nine months of 2007, the consolidated group no longer includes the entities T-Online France and T-Online Spain, which were part of the Broadband/ Fixed network operating segment and which were sold as of June 30, 2007 and July 31, 2007, respectively. In addition, the composition of the Group reflected the transfer of operations of Vivento Technical Services and the deconsolidation of Media&Broadcast effective January 1, 2008. DeTeImmobilien was deconsolidated effective September 30, 2008.

Effect of changes in the composition of the Group on the consolidated income statement for the first nine months of 2008

	Mobile Communications Europe millions of €	Mobile Communications USA millions of €	Broadband/ Fixed Network millions of €	Business Customers millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	420	319	(171)	(186)	6	388
Cost of sales	(338)	(140)	218	109	26	(125)

Gross profit (loss)	82	179	47	(77)	32	263

Selling expenses	(62)	(117)	90	12	26	(51)
General and administrative expenses	(31)	(34)	4	(1)	13	(49)
Other operating income	3	2	(337)	(4)	8	(328)
Other operating expenses	(18)	0	2	2	(7)	(21)

Profit (loss) from operations	(26)	30	(194)	(68)	72	(186)

Finance costs	0	(7)	0	(1)	0	(8)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0
Other financial income (expense)	0	(5)	0	2	0	(3)

Profit (loss) from financial activities	0	(12)	0	1	0	(11)

Profit (loss) before income taxes	(26)	18	(194)	(67)	72	(197)

Income taxes	1	(12)	(5)	27	0	11

Profit (loss) after income taxes	(25)	6	(199)	(40)	72	(186)

Profit (loss) attributable to minority interests	0	0	0	0	0	0
Net profit (loss)	(25)	6	(199)	(40)	72	(186)

Selected notes to the consolidated income statement.6

Deutsche Telekom 1. – 3. Quartal
2008	53

Net revenue

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516

For details of changes in net revenue, please refer to the section “Development of business in the Group” in the interim Group management report.

Cost of sales

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Cost of sales	(8,248)	(8,607)	4.2	(24,912)	(25,817)	3.5	(35,337)

Aside from exchange rate effects amounting to EUR 0.8 billion, the decrease of EUR 0.9 billion in the cost of sales compared with the first nine months of 2007 was due to cost reductions and efficiency gains. The Mobile Communications USA operating segment, on the other hand, recorded an increase in the cost of sales resulting from its revenue growth.

6	Exchange rate effects were calculated by converting earnings and expenditures in each quarter from the relevant local currencies at the respective exchange rates applicable in the prior year and comparing them with the actual amounts in euros.

Selling expenses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Selling expenses	(3,948)	(4,064)	2.9	(11,467)	(12,076)	5.0	(16,644)

Selling expenses decreased by EUR 0.6 billion compared with the first nine months of the prior year. This was mainly due to exchange rate effects of EUR 0.5 billion and lower marketing expenses.

General and administrative expenses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
General and administrative expenses	(1,230)	(996)	(23.5)	(3,563)	(3,224)	(10.5)	(5,133)

The increase in general and administrative expenses of EUR 0.3 billion compared with the first nine months of the prior year was mainly attributable to costs for IT and projects, increased expenses in the Broadband/Fixed Network and Business Customers operating segments as well as to changes in the composition of the Group.

Deutsche Telekom 1. – 3. Quartal
2008	54

Other operating income/ expenses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Other operating income	600	362	65.7	1,613	1,250	29.0	1,645
Other operating expenses	(315)	(477)	34.0	(749)	(1,105)	32.2	(1,761)

Other operating income increased by EUR 0.4 billion compared with the first nine months of 2007, mainly as a result of the gain on the disposal of Media&Broadcast. Comparable, although slightly lower, gains were recorded in the prior-year period from the disposals of T-Online France and T-Online Spain. Additional income was also recorded in the 2008 reporting period from the sale of an asset, from the reclassification of real estate from assets held for sale to non-current assets, and a receivable for electricity tax reimbursements.

Other operating expenses decreased by EUR 0.4 billion year-on-year in the first nine months of the year, due to the non-recurrence of the reduction in the carrying amount of goodwill recognized at T-Mobile Netherlands in 2007. Expenses were incurred relating to the disposal of DeTeImmobilien, while in the previous year there were expenses in connection with the sale of call centers.

Profit/loss from financial activities

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007[a] millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007[a] millions of €	Change %	FY 2007[a] millions of €
Profit (loss) from financial activities	(679)	(704)	3.6	(2,332)	(2,238)	(4.2)	(2,833)
Finance costs	(556)	(606)	8.3	(1,898)	(1,949)	2.6	(2,514)
Interest income	81	68	19.1	239	184	29.9	261
Interest expense	(637)	(674)	5.5	(2,137)	(2,133)	(0.2)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	60	29	n.a.	76	42	81.0	55
Other financial income (expense)	(183)	(127)	(44.1)	(510)	(331)	(54.1)	(374)

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

The increase in loss from financial activities compared with the first three quarters of 2007 was predominantly attributable to the downgrade of Deutsche Telekom AG’s rating to BBB+/Baa1 in the second quarter of 2008 and the resulting adjustment to the carrying amounts for a number of bonds with rating-linked coupons.

Income taxes

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007[a] millions of €	Change %	Q1 – Q3 2008 millions of €	Q1 – Q3 2007[a] millions of €	Change %	FY 2007[a] millions of €
Income taxes	(553)	(776)	28.7	(1,459)	(1,765)	17.3	(1,373)

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Deutsche Telekom 1. – 3. Quartal
2008	55

Income taxes decreased year-on-year despite the higher profits before income taxes. This was mainly due to the recognition of EUR 0.7 billion as a one-time deferred tax expense in the third quarter of the prior year resulting from the remeasurement of deferred tax assets and liabilities made necessary by the reduction of the corporate income tax rate in Germany from 39 percent to 30.5 percent.

Other disclosures.

Personnel

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 (millions of €)	Q3 2007 (millions of €)	Change % (millions of €)	Q1 - Q3 2008 (millions of €)	Q1 - Q3 2007 (millions of €)	Change % (millions of €)	FY 2007 (millions of €)
Personnel costs	(3,286)	(3,528)	6.9	(10,063)	(10,543)	4.6	(15,387)
Average number of employees	235,970	241,768	(2.4)	236,752	244,368	(3.1)	243,736

	Sept. 30, 2008	Dec. 31, 2007	Change	Change %	Sept. 30, 2007
Number of employees at balance sheet date	230,079	241,426	(11,347)	(4.7)	241,589
Germany	135,701	148,938	(13,237)	(8.9)	151,882
International	94,378	92,488	1,890	2.0	89,707
Non-civil servants	196,940	205,867	(8,927)	(4.3)	204,419
Civil servants	33,139	35,559	(2,420)	(6.8)	37,170
Trainees and student interns at balance sheet date	11,605	11,932	(327)	(2.7)	11,941

The year-on-year decrease in personnel costs by 4.6 percent to EUR 10.1 billion in the first nine months of 2008 is mainly attributable to further headcount reductions. The number of employees declined both as of the reporting date as well as on average. This resulted mainly from further staffing cut-backs in Germany and Eastern Europe. Changes in the composition of the Group and an increase in headcount in the Mobile Communications USA operating segment had an offsetting effect.

Deutsche Telekom 1. – 3. Quartal
2008	56

Depreciation, amortization and impairment losses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Amortization and impairment of intangible assets	(783)	(953)	17.8	(2,332)	(2,531)	7.9	(3,490)
Of which: UMTS licenses	(217)	(227)	4.4	(655)	(682)	4.0	(908)
Depreciation and impairment of property, plant and equipment	(1,798)	(2,056)	12.5	(5,604)	(5,996)	6.5	(8,121)
Total depreciation, amortization and impairment losses	(2,581)	(3,009)	14.2	(7,936)	(8,527)	6.9	(11,611)

Depreciation, amortization and impairment losses decreased year-on-year by EUR 0.6 billion, mainly as a result of lower depreciation of technical equipment and machinery under property, plant and equipment. An additional reason for the decrease is the non-recurrence of a reduction of EUR 0.2 billion in the carrying amount of goodwill recognized at T-Mobile Netherlands in 2007 in connection with the recognition of tax loss carryforwards.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased from EUR 2.2 billion to EUR 3.1 billion. This was attributable to an increase in net proceeds from the issue of financial liabilities, to free cash flow and to proceeds from the sale of Media&Broadcast. The payment of dividends in the first half of 2008, the acquisition of shares in OTE and the acquisition of SunCom had an offsetting effect.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale

As of September 30, 2008, current assets included EUR 0.4 billion in non-current assets and disposal groups held for sale. These assets relate in particular to real estate owned by Deutsche Telekom AG.

The main changes since December 31, 2007 are described below.

Deutsche Telekom AG real estate portfolio

Given the current difficult market environment for real estate, Deutsche Telekom does not anticipate disposal of the land and buildings intended for sale in the near future. According to the relevant accounting regulations (IFRS 5), this real estate in the operating segment Group Headquarters & Shared Services may no longer be recognized on the consolidated balance sheet as held for sale and must be reclassified as non-current assets and measured at the lower of amortized cost or net realizable value. The resulting measurement differences of EUR 0.1 billion were recognized in the income statement under other operating income.

DeTeImmobilien

Deutsche Telekom sold its wholly owned subsidiary DeTeImmobilien, which provides real estate services for Deutsche Telekom, to the Austrian company Strabag SE in the third quarter of 2008 as part of its strategy of focusing on its core business. Until the sale, DeTeImmobilien had been assigned to the Group Headquarters & Shared Services operating segment. Far-reaching agreements have been reached to safeguard the jobs of the around 5,900 employees and determine their pay and benefits. In addition, a comprehensive service agreement with an initial term of ten years was concluded with Deutsche Telekom, currently the largest customer, based on market and industry benchmarks. The expenses of EUR 0.2 billion incurred in connection with the transaction were reported principally under other operating expenses.

Deutsche Telekom 1. – 3. Quartal
2008	57

Orange Nederland Breedband

By acquiring 100 percent of the equity interests in Orange Nederland N.V., The Hague, Netherlands and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Orange Nederland Breedband) Deutsche Telekom gained control of these two entities effective October 1, 2007. The acquisition was conducted indirectly through T-Mobile Netherlands Holding B.V., part of the Mobile Communications Europe operating segment, with the intention at the time of acquisition to sell the acquired equity interest in Orange Nederland Breedband. In the second quarter of 2008, Deutsche Telekom decided not to sell the acquired shares. Accordingly, the acquired assets and liabilities are no longer reported in the consolidated balance sheet as being held for sale. The differences resulting from the remeasurement of the assets and liabilities following this reclassification, as well as all other effects on profit and loss to be applied retroactively until the date of reclassification, are reported in the income statement under other operating expenses totaling EUR 6 million.

T-Systems Media& Broadcast

Deutsche Telekom AG sold the subsidiary Media&Broadcast to the French TDF (Télédiffusion de France) group effective January 1, 2008. The net proceeds of the disposal amount to EUR 0.7 billion. TDF has taken over all shares in the subsidiary, which installs and operates multimedia TV and radio broadcasting platforms and was previously assigned to the Business Customers operating segment. The gain resulting from the entity's sale and deconsolidation in the amount of EUR 0.5 billion is included in other operating income.

Vivento Technical Services

The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks as part of a strategic partnership between Deutsche Telekom AG and Nokia Siemens Networks for managed services and network modernization became effective January 1, 2008. Nokia Siemens Networks is one of the world’s leading providers of infrastructure products and services for the communications industry. The company is headquartered in Espoo, Finland. The transfer of operations provides for the transfer of the operating assets of Vivento Technical Services GmbH as well as continued support by Deutsche Telekom in order to promote a successful transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks. Vivento Technical Services was assigned to the Group Headquarters & Shared Services operating segment.

Deutsche Telekom 1. – 3. Quartal
2008	58

Intangible assets and property, plant and equipment

	Sept. 30, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	Sept. 30, 2007 millions of €
Intangible assets	55,293	54,404	889	1.6	54,300
Of which: UMTS licenses	10,899	11,856	(957)	(8.1)	12,236
Of which: U.S. mobile communications licenses	17,112	16,357	755	4.6	16,959
Of which: goodwill	21,729	20,640	1,089	5.3	20,203
Property, plant and equipment	41,502	42,531	(1,029)	(2.4)	42,621

The carrying amount of intangible assets and property, plant and equipment decreased by a total of EUR 0.1 billion. Investments of EUR 1.9 billion were made in intangible assets. Of this amount, EUR 1.3 billion related to the acquisition of SunCom, of which around EUR 0.9 billion was goodwill. Exchange rate effects and changes to the composition of the Group had an increasing effect on intangible assets, whereas depreciation, amortization and impairment losses had a decreasing effect of EUR 2.3 billion. Investments of EUR 4.6 billion were made in property, plant and equipment. This compares to depreciation, amortization and impairment losses of EUR 5.6 billion.

Deutsche Telekom performed its annual goodwill impairment tests at September 30, 2008. These tests did not result in any impairment of goodwill. On the basis of information available at the balance sheet date and expectations with respect to the market and competitive environment, the figures for all cash generating units fall within the general range of reasonable values.

The measurements of the cash generating units are founded on projections that are based on ten-year financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of value less costs to sell include the development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Any significant future changes in the market and competitive environment (including increased discount rates) could have an adverse effect on the value of the cash-generating units.

Additions to assets

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007[a] millions of €	Change %	FY 2007[a] millions of €
Additions to assets	2,166	1,880	15.2	6,480	4,991	29.8	9,077
Intangible assets	457	343	33.2	1,896	796	n.a.	2,188
Property, plant and equipment	1,709	1,537	11.2	4,584	4,195	9.3	6,889

a	These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Additions to property, plant and equipment in the 2008 reporting period are related to network expansion in the United States and the expansion of digital mobile communications networks in Europe. In the Broadband/Fixed Network operating segment, investments were also made in the expansion of the access network, in VDSL and in ADSL2+ technology. The increase in the investment volume compared with the prior-year period resulted mainly from the goodwill recognized in connection with the first-time consolidation of SunCom in February 2008.

Deutsche Telekom 1. – 3. Quartal
2008	59

Investments accounted for using the equity method

On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders’ agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies (as defined by IAS 27). To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (first put option) and 10 percent (second put option) of the shares. The first put option can be exercised by the Hellenic Republic at a total price of EUR 0.7 billion for a period of twelve months beginning in October 2008 at the earliest. Subsequently, the second put option can be exercised at market price plus a premium initially of 20 percent for a period of twelve months, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. The second put option also includes shares which were not sold to Deutsche Telekom during the term of the first option.

The consummation of the shareholders’ agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion. The consummation of the shareholders’ agreement and the share purchase agreement with the Hellenic Republic was still subject to approval by the responsible national and international supervisory authorities as of the balance sheet date. Full approval was given at the beginning of November 2008. Deutsche Telekom acquired the additional 3 percent of OTE’s shares effective November 5, 2008, bringing its stake in the company up to 25 percent plus one vote, as contractually agreed. The change to OTE’s Articles of Incorporation necessary for full implementation of the shareholders’ agreement is still pending.

Deutsche Telekom 1. – 3. Quartal
2008	60

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed		Consolidated shareholders’ equity generated		Other comprehensive income	Treasury shares
	Issued capital millions of €	Capital reserves millions of €	Retained earnings incl. carryforwards millions of €	Net profit (loss) millions of €	millions of €	millions of €
Balance at Jan. 1, 2007[a]	11,164	51,498	(16,977)	3,173	(2,275)	(5)

Changes in the composition of the Group
Profit after income taxes				1,321
Unappropriated net profit (loss) carried forward			3,173	(3,173)
Dividends			(3,124)
Proceeds from the exercise of stock options		17
Actuarial gains and losses			(105)
Change in other comprehensive income (not recognized in income statement)			124		(1,746)
Recognition of other comprehensive income in income statement					(6)

Balance at Sept. 30, 2007	11,164	51,515	(16,909)	1,321	(4,027)	(5)

Balance at Jan. 1, 2008[a]	11,165	51,524	(16,218)	571	(4,907)	(5)

Changes in the composition of the Group
Profit after income taxes				2,213
Unappropriated net profit (loss) carried forward			571	(571)
Dividends			(3,386)
Proceeds from the exercise of stock options		1
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			89		568
Recognition of other comprehensive income in income statement					(13)

Balance at Sept. 30, 2008	11,165	51,525	(18,944)	2,213	(4,352)	(5)

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Deutsche Telekom 1. – 3. Quartal
2008	61

	Equity attributable to equity holders of the parent	Minority interests			Total (consolidated shareholders’ equity)
	Total (equity attributable to equity holders of the parent) millions of €	Minority interest capital millions of €	Other comprehensive income millions of €	Total (minority interests) millions of €	millions of €
Balance at Jan. 1, 2007[a]	46,578	2,895	205	3,100	49,678

Changes in the composition of the Group
Profit after income taxes	1,321	425		425	1,746
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,124)	(462)		(462)	(3,586)
Proceeds from the exercise of stock options	17			0	17
Actuarial gains and losses	(105)			0	(105)
Change in other comprehensive income (not recognized in income statement)	(1,622)	2	1	3	(1,619)
Recognition of other comprehensive income in income statement	(6)			0	(6)

Balance at Sept. 30, 2007	43,059	2,860	206	3,066	46,125

Balance at Jan. 1, 2008[a]	42,130	2,911	204	3,115	45,245

Changes in the composition of the Group
Profit after income taxes	2,213	475		475	2,688
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,386)	(510)		(510)	(3,896)
Proceeds from the exercise of stock options	1			0	1
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)	657	9	124	133	790
Recognition of other comprehensive income in income statement	(13)			0	(13)

Balance at Sept. 30, 2008	41,602	2,885	328	3,213	44,815

The decrease in shareholders’ equity is mainly attributable to Deutsche Telekom AG’s dividend payment for the 2007 financial year totaling EUR 3.4 billion, which was to a certain extent offset by the profit after income taxes generated in the reporting period, together with positive exchange rate effects on the currency translation of financial statements prepared in foreign currencies recognized in other comprehensive income.

A total of 1,881,508 treasury shares were held at September 30, 2008. Treasury shares accounted for 0.04 percent of capital stock.

Executive bodies.

Dr. Klaus Zumwinkel resigned his position as Chairman of and his seat on the Supervisory Board at the meeting of the Supervisory Board on February 27, 2008. At the same meeting, Dr. Klaus G. Schlede was elected Chairman of the Supervisory Board. Dr. Arndt Overlack was appointed to the Supervisory Board by court order effective March 6, 2008 and resigned his seat effective April 16, 2008. Thereupon Prof. Dr. Ulrich Lehner, a member of the Shareholders’ Committee of Henkel AG & Co. KGaA, was appointed as a member of the Supervisory Board by court order for a limited term with effect from April 17, 2008 until the

Deutsche Telekom 1. – 3. Quartal
2008	62

end of the shareholders’ meeting on May 15, 2008. The Supervisory Board elected him its Chairman on April 25, 2008. Prof. Ulrich Lehner was elected to the Supervisory Board by the shareholders’ meeting on May 15, 2008; this election superseded the earlier appointment by court order. Following his election by the shareholders’ meeting, the Supervisory Board confirmed Prof. Ulrich Lehner as Chairman of the Supervisory Board on the same day.

Effective as of December 31, 2007, Wolfgang Schmitt resigned his position as Supervisory Board member representing executives and senior executives upon retirement from the Company. Hermann Josef Becker, a member of the management of Deutsche Telekom Direct Sales, was appointed to the Supervisory Board by court order effective January 1, 2008 to replace him as representative of executives and senior executives.

Hans Martin Bury, member of the management board of Lehman Brothers Bankhaus AG, was elected to the Supervisory Board by the shareholders’ meeting on May 15, 2008 as successor to Dr. Klaus G. Schlede who retired at the end of the 2008 shareholders’ meeting.

Dr. Thomas Mirow resigned his seat on the Supervisory Board effective June 30, 2008. State Secretary Jörg Asmussen was appointed as his successor by court order effective July 1, 2008 for a limited term until the end of the next shareholders’ meeting.

In the third quarter of 2008 Ingrid Matthäus-Maier, a member of the Board of Management of KfW Bankengruppe, resigned her seat on the Supervisory Board as a shareholder representative effective September 30, 2008. Effective October 1, 2008, Dr. Ulrich Schröder, Chairman of the Board of Management of KfW Bankengruppe, was appointed by court order for a limited term until the end of the next shareholders’ meeting. Among the representatives of the employees, Wilhelm Wegner, former chairman of the Group Works Council and of the European Works Council of Deutsche Telekom AG resigned his seat effective September 30, 2008. Hans-Jürgen Kallmeier, Chairman of the Central Works Council of T-Systems Enterprise Services, was appointed to the Supervisory Board by court order effective October 15, 2008.

Effective October 22, 2008, Deutsche Telekom established the new Board of Management Department for Data Privacy, Legal Affairs and Compliance. By resolution of the Supervisory Board of October 21, 2008, Dr. Manfred Balz, previously General Counsel of Deutsche Telekom, was appointed member of the Board of Management responsible for Data Privacy, Legal Affairs and Compliance effective October 22, 2008.

Significant events after the balance sheet date (September 30, 2008).

For significant events after the balance sheet date, please refer to the “Outlook” section in the interim Group management report.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 11.3 billion in the reporting period, compared with EUR 10.4 billion in the prior-year period. The increase was primarily attributable to favorable changes in working capital and lower interest payments. The year-on-year increase in income tax payments had an offsetting effect. Payments of EUR 0.4 billion were recorded in the first three quarters of 2008, compared with receipts of EUR 0.4 billion in the prior-year period.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 8.9 billion as compared with EUR 3.5 billion in the same period of the previous year. The main factors contributing to this change were outflows for the acquisition of SunCom in the amount of EUR 1.0 billion and for the acquisition of shares in OTE in the amount of EUR 2.6 billion. There were no comparable outflows in the same period of the prior year. In addition, cash outflows for intangible assets

Deutsche Telekom 1. – 3. Quartal
2008	63

and property, plant and equipment increased by EUR 0.5 billion, primarily as a result of the 2G and 3G network roll-out in the United States, while inflows for property, plant and equipment, particularly from real estate disposals, decreased by EUR 0.4 billion.

Net cash used in financing activities

Net cash used in financing activities in the first three quarters of 2008 totaled EUR 1.5 billion, compared with EUR 6.1 billion in the first three quarters of 2007.

This change was mostly attributable to higher proceeds from the issue of non-current financial liabilities of EUR 4.7 billion, while repayments decreased by EUR 0.2 billion. Net current financial liabilities, on the other hand, did not change significantly compared with the prior-year period.

The issue of financial liabilities in the 2008 reporting period consisted in particular of the net issue of commercial papers for EUR 2.7 billion, the issue of a Eurobond of EUR 1.5 billion, the issue of medium-term notes of EUR 1.5 billion, the issue of U.S. dollar bonds amounting to EUR 1.0 billion and the issue of a Samurai bond of EUR 0.3 billion. In addition, promissory notes were issued for an amount of EUR 1.3 billion and a loan of EUR 0.5 billion was taken out with the European Investment Bank. A benchmark bond amounting to EUR 2.0 billion, medium-term notes amounting to EUR 1.5 billion, a U.S. dollar bond amounting to EUR 0.5 billion, as well as bonds and drawn credit lines by SunCom amounting to EUR 0.7 billion were repaid during the same period. Net repayments of drawdowns under short-term credit lines amounting to EUR 1.3 billion were also made, and a loan of EUR 0.2 billion from Kreditanstalt für Wiederaufbau was repaid.

In addition, dividend payments increased by EUR 0.2 billion year-on-year, primarily due to the higher dividend payments by Deutsche Telekom AG.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s operating segments for the third quarters and the first nine months of the years 2008 and 2007, as well as for the full 2007 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective periods.

Deutsche Telekom 1. – 3. Quartal
2008	64

Segment information in the quarters

Q3 2008 Q3 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method[a] millions of €
Mobile Communications Europe	5,197	184	5,381	1,120	(893)	0	33,247	14
	5,138	187	5,325	790	(933)	(181)	34,562	0
Mobile Communications USA	3,653	4	3,657	570	(447)	0	32,763	15
	3,556	6	3,562	563	(462)	(3)	30,468	10
Broadband/Fixed Network	4,371	943	5,314	930	(857)	(3)	25,685	83
	4,712	914	5,626	947	(865)	(49)	25,126	160
Business Customers	2,069	647	2,716	(7)	(197)	0	8,006	26
	2,184	733	2,917	26	(218)	1	9,271	17
Group Headquarters & Shared Services	164	764	928	(260)	(177)	(11)	11,813	2,683
	103	863	966	(401)	(176)	(135)	11,460	4
Total	15,454	2,542	17,996	2,353	(2,571)	(14)	111,514	2,821
	15,693	2,703	18,396	1,925	(2,654)	(367)	110,887	191
Reconciliation	—	(2,542)	(2,542)	(40)	3	1	(3,244)	(1)
	—	(2,703)	(2,703)	(14)	11	1	(2,501)	(1)
Group	15,454	—	15,454	2,313	(2,568)	(13)	108,270	2,820
	15,693	—	15,693	1,911	(2,643)	(366)	108,386	190

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Segment information in the first nine months

Q1 – Q3 2008 Q1 – Q3 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method[a] millions of €
Mobile Communications Europe	15,047	513	15,560	2,740	(2,774)	0	33,247	14
	14,856	532	15,388	2,151	(2,872)	(181)	34,562	0
Mobile Communications USA	10,606	10	10,616	1,656	(1,316)	(21)	32,763	15
	10,556	19	10,575	1,567	(1,415)	(10)	30,468	10
Broadband/Fixed Network	13,285	2,702	15,987	2,676	(2,638)	(6)	25,685	83
	14,409	2,704	17,113	2,852	(2,695)	(53)	25,126	160
Business Customers	6,151	1,835	7,986	407	(583)	(9)	8,006	26
	6,606	2,179	8,785	104	(656)	0	9,271	17
Group Headquarters & Shared Services	468	2,259	2,727	(842)	(524)	(91)	11,813	2,683
	294	2,612	2,906	(866)	(526)	(156)	11,460	4
Total	45,557	7,319	52,876	6,637	(7,835)	(127)	111,514	2,821
	46,721	8,046	54,767	5,808	(8,164)	(400)	110,887	191
Reconciliation	—	(7,319)	(7,319)	(158)	26	0	(3,244)	(1)
	—	(8,046)	(8,046)	(59)	36	1	(2,501)	(1)
Group	45,557	—	45,557	6,479	(7,809)	(127)	108,270	2,820
	46,721	—	46,721	5,749	(8,128)	(399)	108,386	190

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Deutsche Telekom 1. – 3. Quartal
2008	65

Segment information for the 2007 financial year

FY 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method[a] millions of €
Mobile Communications Europe	20,000	713	20,713	2,436	(3,903)	(338)	35,151	0
Mobile Communications USA	14,050	25	14,075	2,017	(1,883)	(9)	30,146	10
Broadband/Fixed Network	19,072	3,618	22,690	3,250	(3,605)	(70)	25,668	86
Business Customers	8,971	3,016	11,987	(323)	(882)	(25)	9,352	18
Group Headquarters & Shared Services	423	3,445	3,868	(1,973)	(708)	(259)	11,946	4
Total	62,516	10,817	73,333	5,407	(10,981)	(701)	112,263	118
Reconciliation	—	(10,817)	(10,817)	(121)	48	23	(3,201)	0
Group	62,516	—	62,516	5,286	(10,933)	(678)	109,062	118

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Reconciliation of total profit/loss of segments to the Group’s profit/loss for the period

	Third quarter of 2008		First three quarters of 2008
	Q3 2008 millions of €	Q3 2007[a] millions of €	Q1 - Q3 2008 millions of €	Q1 - Q3 2007[a] millions of €	FY 2007[a] millions of €
Total profit (loss) of reportable segments	2,353	1,925	6,637	5,808	5,407
Reconciliation to the Group	(40)	(14)	(158)	(59)	(121)
Profit from operations (EBIT) of the Group	2,313	1,911	6,479	5,749	5,286
Profit (loss) from financial activities	(679)	(704)	(2,332)	(2,238)	(2,833)

Profit before taxes	1,634	1,207	4,147	3,511	2,453

Income taxes	(553)	(776)	(1,459)	(1,765)	(1,373)

Profit after income taxes	1,081	431	2,688	1,746	1,080

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Deutsche Telekom 1. – 3. Quartal
2008	66

Bonn, November 6, 2008

Deutsche Telekom AG Board of Management
René Obermann	Dr. Karl-Gerhard Eick

Hamid Akhavan	Dr. Manfred Balz	Reinhard Clemens

Timotheus Höttges	Thomas Sattelberger

Deutsche Telekom 1. – 3. Quartal
2008	67

Review report.

To Deutsche Telekom AG.

We have reviewed the condensed consolidated interim financial statements—comprising the income statement, balance sheet, cash flow statement, statement of recognized income and expense, and selected explanatory notes – and the interim Group management report of Deutsche Telekom AG, Bonn, for the period from January 1 to September 30, 2008, which are part of the quarterly financial report pursuant to § 37 x (3) WpHG (Wertpapierhandelsgesetz: German Securities Trading Act). The preparation of the condensed consolidated interim financial statements in accordance with the IFRSs applicable to the interim financial reporting as adopted by the EU and to the interim Group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s board of management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim Group management report based on our review. In addition, we have been instructed to extend our review report to the compliance of the condensed consolidated interim financial statements with the IFRSs as issued by the IASB applicable to interim financial reporting.

We conducted our review of the condensed consolidated interim financial statements and the interim Group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Review Engagements, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). These standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU, the IFRSs as issued by the IASB applicable to the interim financial reporting and that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU nor the IFRSs as issued by the IASB for interim financial reporting nor that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Stuttgart/Frankfurt am Main, November 6, 2008

Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft Stuttgart	PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Frankfurt am Main
(Prof. Dr. Wollmert)	(Prof. Dr. Kämpfer)
Wirtschaftsprüfer	Wirtschaftsprüfer
(Forst)	(Menke)
Wirtschaftsprüfer	Wirtschaftsprüfer

Deutsche Telekom 1. – 3. Quartal
2008	68

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by International Financial Reporting Standards (IFRS). As other companies may not compute the pro forma figures presented by Deutsche Telekom by the same method, Deutsche Telekom’s pro forma figures may or may not be comparable with disclosures by other companies using similar designations.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the operating segments and for the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of the profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the operating segments and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual segments.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization, and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. For further details concerning the effects of special factors on Group EBITDA and the EBITDA of the operating segments, please refer to the section on “Special factors.”

EBITDA margin, adjusted EBITDA margin

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

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Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the operating segments were affected by a number of special factors in both the reporting period as well as the prior-year periods.

The underlying aim is to eliminate special factors that affect operating activities and make it more difficult to compare EBITDA, net profit/loss and other financial measures of the Group and the operating segments with corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. On the basis of the unadjusted financial measures, the adjusted values are calculated by adding (expenses) or deducting (income) the special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the adjusted items are also adjusted.

The following table presents a reconciliation of individual items in the consolidated income statement to the corresponding amounts as adjusted for special factors. The table also shows the method used by Deutsche Telekom to derive EBITDA and EBITDA adjusted for special factors for the entire Group from profit/loss from operations (EBIT) in accordance with IFRS. Reconciliations are presented for both the reporting period and the prior-year period.

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Reconciliation of the consolidated income statement

	Q1 - Q3 2008 millions of €	Special factors in Q1 - Q3 2008 millions of €	Q1 - Q3 2008 without special factors millions of €
Net revenue	45,557		45,557
Cost of sales	(24,912)	(384)[a]	(24,528)
Gross profit (loss)	20,645	(384)	21,029

Selling expenses	(11,467)	(122)[b]	(11,345)
General and administrative expenses	(3,563)	(77)[b]	(3,486)
Other operating income	1,613	492 [c]	1,121
Other operating expenses	(749)	(294)[d]	(455)
Profit (loss) from operations (EBIT)	6,479	(385)	6,864

Profit (loss) from financial activities	(2,332)	(98)[e]	(2,234)
Profit (loss) before income taxes	4,147	(483)	4,630

Income taxes	(1,459)	120f	(1,579)
Profit (loss) after income taxes	2,688	(363)	3,051

Profit (loss) attributable to minority interests	475	(11)	486
Net profit	2,213	(352)	2,565
Profit (loss) from operations (EBIT)	6,479	(385)	6,864
Depreciation, amortization and impairment losses	(7,936)	(10)	(7,926)
EBITDA	14,415	(375)	14,790

EBITDA margin (%)	31.6	—	32.5

Personnel costs	(10,063)	(323)[g]	(9,740)
Personnel cost ratio (%)	22.1		21.4

Special factors in the first three quarters of 2008.

a	Mainly expenses for staff-related measures in the Broadband/Fixed Network operating segment and non-staff-related restructuring expenses in the Business Customers operating segment.
b	Expenses for staff-related measures, non-staff-related restructuring and other expenses.
c	Mainly gains on the disposal of T-Systems Media&Broadcast in the Business Customers operating segment.
d	Mainly costs from the sale of DeTeImmobilien and Vivento business units in the Group Headquarters & Shared Services operating segment and expenses for staff-related measures.
e	Mainly expenses for interest added back to provisions for staff-related measures.
f	Tax effects from special factors on profit before income taxes.
g	In particular expenses for voluntary redundancy and severance payments.

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	Q1 - Q3 2007 millions of €[h]	Special factors in Q1 - Q3 2007 millions of €	Q1 - Q3 2007 without special factors millions of €[h]	FY 2007 without special factors millions of €[h]
Net revenue	46,721		46,721	62,516
Cost of sales	(25,817)	(479)[i]	(25,338)	(34,085)
Gross profit (loss)	20,904	(479)	21,383	28,431

Selling expenses	(12,076)	(94)[j]	(11,982)	(16,146)
General and administrative expenses	(3,224)	(29)[k]	(3,195)	(4,432)
Other operating income	1,250	330 [l]	920	1,226
Other operating expenses	(1,105)	(394)[m]	(711)	(992)
Profit (loss) from operations (EBIT)	5,749	(666)	6,415	8,087

Profit (loss) from financial activities	(2,238)	(4)[n]	(2,234)	(2,824)
Profit (loss) before income taxes	3,511	(670)	4,181	5,263

Income taxes	(1,765)	(194)[o]	(1,571)	(1,737)
Profit (loss) after income taxes	1,746	(864)	2,610	3,526

Profit (loss) attributable to minority interests	425	5	420	521
Net profit	1,321	(869)	2,190	3,005
Profit (loss) from operations (EBIT)	5,749	(666)	6,415	8,087
Depreciation, amortization and impairment losses	(8,527)	(226)[p]	(8,301)	(11,239)
EBITDA	14,276	(440)	14,716	19,326

EBITDA margin (%)	30.6	—	31.5	30.9

Personnel costs	(10,543)	(446)[q]	(10,097)	(13,416)
Personnel cost ratio (%)	22.6		21.6	21.5

Special factors in the first three quarters of 2007.

h	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”
i	Mainly expenditures for staff-related measures in the Broadband/Fixed Network business area and restructuring expenses in the Business Customers business area.
j	Mainly expenses for staff-related and other restructuring measures as well as offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants in the Broadband/Fixed Network business area.
k	Mainly expenses for staff-related measures and non-staff-related restructuring in the Broadband/Fixed Network business area as well as offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants.
l	Income from the sale of T-Online France and T-Online Spain in the Broadband/Fixed Network business area.
m	Impairment of goodwill at T-Mobile Netherlands relating to the subsequent utilization of tax loss carryforwards. In addition, predominantly restructuring expenses in the Business Customers business area as well as costs from the sale of Vivento business units at Group Headquarters & Shared Services.
n	Expenses from interest added back to provisions in connection with early retirement arrangements for civil servants and from interest added back to provisions for partial retirement arrangements. These were partially offset by income from the disposal of the remaining shares in Sireo in the Group Headquarters & Shared Services operating segment as well as income attributable to other periods from associated companies and joint ventures accounted for using the equity method in the Broadband/Fixed Network business area.
o	Mainly tax benefits from expenses for staff-related measures. This also includes a tax benefit from the partial recognition of previously unrecognized taxes relating to loss carryforwards at T-Mobile Netherlands as well as an offsetting tax expense from the measurement of deferred tax items in response to the changes in the rates of taxation in connection with the 2008 corporate tax reform.
p	Mainly the reduction of goodwill at T-Mobile Netherlands relating to the subsequent utilization of tax loss carryforwards.
q	Expenses for staff-related measures in the Broadband/Fixed Network and Business Customers business areas and at Group Headquarters & Shared Services. This primarily relates to payments in connection with voluntary redundancy payments and partial retirement arrangements as well as provisions for compensation payments in connection with the collective agreement on Telekom Service. These expenses are partially offset by income from the reversal of provisions in connection with early retirement arrangements for civil servants.

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Free cash flow in the Group.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. In adopting this definition, Deutsche Telekom reflects the fact that investments in new technologies and efficiency enhancements in operating activities enable tied-up capital to be released. These inflows should therefore be taken into account in assessing investment expenditure and included in free cash flow accordingly.

Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

Reconciliation of the Group’s free cash flow

	Third quarter of 2008			First three quarters of 2008			FY 2007 millions of €
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %
Cash generated from operations	4,883	5,620	(13.1)	13,026	12,236	6.5	16,169
Interest received (paid)	(598)	(483)	(23.8)	(1,728)	(1,884)	8.3	(2,455)
Net cash from operating activities	4,285	5,137	(16.6)	11,298	10,352	9.1	13,714
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(2,137)	(1,686)	(26.7)	(5,766)	(5,293)	(8.9)	(8,015)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	2,148	3,451	(37.8)	5,532	5,059	9.3	5,699
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	48	115	(58.3)	256	657	(61.0)	761
Adjustment[a]	—	—	—	—	121	n.a.	121
Free cash flow before dividend payments	2,196	3,566	(38.4)	5,788	5,837	(0.8)	6,581

a	Including cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

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Gross and net debt in the Group.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, receivables from derivatives and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives and ABS transactions, as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies.

Reconciliation of the Group’s gross and net debt

	Sept. 30, 2008 millions of €	Dec. 31, 2007 millions of €	Sept. 30, 2007 millions of €
Bonds	35,691	32,294	33,079
Liabilities to banks	4,409	4,260	2,934
Liabilities to non-banks from promissory notes	848	690	692
Liabilities from derivatives	862	977	896
Lease liabilities	2,029	2,139	2,161
Liabilities arising from ABS transactions	—	—	807
Other financial liabilities	585	502	401
Gross debt	44,424	40,862	40,970
Cash and cash equivalents	3,111	2,200	3,450
Available-for-sale/held-for-trading financial assets	138	75	46
Receivables from derivatives	461	433	298
Other financial assets	1,265	918	674
Net debt	39,449	37,236	36,502

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2008	74

Investor Relations calendar.

Financial calendar

Dates[a]
February 27, 2009	Press conference on the 2008 financial year; conference call
April 30, 2009	Shareholders’ meeting of Deutsche Telekom AG, Cologne
May 7, 2009	Report on the first quarter of 2009, Deutsche Telekom
August 6, 2009	Report on the first half of 2009, Deutsche Telekom
November 5, 2009	Report on the first three quarters of 2009, Deutsche Telekom

a	Dates not yet finalized.

Further dates are published on the Internet at www.telekom.com.

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2008	75

Glossary.

All-IP.

An all-IP network makes services such as VoIP, IPTV (Ditgital television service using the Internet Protocol), data transfer, etc., available to all users anywhere at all times. The data is transmitted in switched packets using Internet Protocol (IP).

Call center.

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Desktop Services.

Global Desktop Services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

DSL – Digital Subscriber Line.

In Deutsche Telekom’s service portfolio as:

•	ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

•	ADSL2+ – Successor product to ADSL for a higher data rate.

•	VDSL (Very high bit rate Digital Subscriber Line) – New technology used to transmit exceptionally high data rates via a fiber-optic network.

EDGE – Enhanced Data Rates for GSM Evolution.

EDGE makes it possible to increase data transmission rates in GSM networks to up to 220 kbit/s.

Optical fiber.

Channel for optical data transmission.

GSM – Global System for Mobile Communications.

International standard in various frequency ranges for digital mobile communications.

HSDPA/HSUPA – High-Speed Downlink/Uplink Packet Access.

Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range for both the downlink and the uplink.

ICT.

Information and Communication Technology.

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Interconnection.

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet.

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol.

Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IP-BSA – IP-Bitstream Access.

A wholesale product for which Deutsche Telekom leases DSL lines to the competitor and transports the datastream via its concentrator network to the associated broadband point of presence (PoP) where the datastream is handed over to the competitor. In contrast to voluntary DSL resale, IP-BSA is a wholesale service required by the regulatory authority. This product is available in conjunction with a Deutsche Telekom PSTN line or as a DSL stand-alone variant (please refer to IP-BSA SA).

IP-BSA SA – IP-BSA Stand Alone.

Wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

ISDN—Integrated Services Digital Network.

Offered under the name of T-ISDN in Deutsche Telekom’s service portfolio. Diensteintegrierendes digitales Telekommunikationsnetz. ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

kbit – Kilobit.

Unit of data transmission speed. 1,024 bit = 1 kbit; 1,024 kbit = 1 Mbit.

Mbit – Megabit.

Unit of data transmission speed. 1 Mbit = 1,024 kbit.

Prepay.

In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contractual obligations.

PSTN – Public Switched Telephone Network.

Term generally used by the International Telecommunication Union for circuit-switched analog telephone networks that allow digital data to be transmitted via modem.

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Resale.

Resale of products to competitors (see also Wholesale).

Roaming.

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the GSM system.

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SIM card – Subscriber Identification Module card.

Chip card that is inserted into a cell phone to identify it in the mobile network.

SMS and MMS.

The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS and MMS in particular refer not only to the services, but also to the messages themselves.

UMTS – Universal Mobile Telecommunications System.

Third-generation international mobile communications standard that unites mobile multimedia and telematics services in various frequency spectra.

VDSL.

See DSL.

VoIP – Voice over Internet Protocol.

Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale.

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

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Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution.

Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, movements in exchange rates and interest rates, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.telekom.com.

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Contacts.

Deutsche Telekom AG

Unternehmenskommunikation

Postfach 20 00, D-53105 Bonn

Phone +49 (0) 228 181 49 49

Fax +49 (0) 228 181 9 40 04

This Interim Group Report can be downloaded from the Investor Relations site on the Internet at:

www.telekom.com/investor-relations

For further information on products of Deutsche Telekom AG

www.telekom.de

Investor Relations, Bonn office

Phone +49 (0) 228 181 8 88 80

Fax +49 (0) 228 181 8 88 99

E-mail: investor.relations@telekom.de

Investor Relations, New York office

Phone +1 212 424 2959

Phone +1 877 DT SHARE (toll-free)

Fax +1 212 424 2977

E-mail: investor.relations@usa.telekom.de

The English version of the Interim Group Report for the first three quarters of 2008 is a translation of the German version of the Interim Group Report. The German version of this Interim Group Report is legally binding.

This Interim Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 200 150 (German)

KNr. 642 200 151 (English)

Printed on chlorine-free bleached paper using mineral oil-free inks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: November 10, 2008